10/29

02055722

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sons of Gwalia Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1039 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 11/5/02

SONS OF GWALIA LTD.

2002
ANNUAL REPORT




WODGINA (TANTALUM)
LEONORA REGION
SOUTH LAVERTON REGION
SOUTHERN CROSS REGION
GREENBUSHES (TANTALUM/LITHIUM)
MURRAY BASIN (TITANIUM)
MINERAL MINE
GOLD MINE

CONTENTS

HIGHLIGHTS AND CORPORATE OVERVIEW

CORPORATE

- Acquisition of PacMin Mining Corporation Limited ("PacMin") completed.
- Increased involvement in Murray Basin mineral sands province through corporate and project acquisitions.
- Sale of Kemerton Silica Sand.

FINANCE

- Consolidated operating profit after tax of $57.2 million.
- Earnings per share of 38.2 cents.
- Record operating profit after tax and before significant items of $69.3 million.

GOLD DIVISION

- Record gold production of 541,224 fine ounces.
- Gold Strategic Review completed which has identified a minimum 600,000 ounces of production going forward for at least five years. Current prospects and ground positions indicate significant potential to extend this production rate beyond five years.

ADVANCED MINERALS DIVISION

- The expansions of the Greenbushes and Wodgina Mines were completed on time and below budget cost with commissioning completed at both sites. Tantalum expansions operating at design capacity and now moving into optimisation phase.
- Record tantalum production of 2,138,841 lbs Ta_2O_5.
- Murray Basin mineral sands resources now 20 million tonnes heavy mineral concentrate.



MEMBERS OF THE BOARD OF DIRECTORS

○ ○ ○

Chris Lalor
Executive Director
Tom Lang
Non-Executive Director
Mark Cutifani
Managing Director

○ ○

Peter Lalor
Executive Chairman
Malcolm Richmond
Non-Executive Director

CHAIRMAN'S REPORT



The 2001/2002 financial year was one of great economic change and uncertainty. The health of the global economy deteriorated sharply which, in turn, led to sharp and sustained falls in the value of equities with these trends continuing into the 2002/2003 financial year.

Combined with these general and negative global conditions, the mining sector continued to undergo global restructuring, particularly in the gold sector.

All of these issues made the management and growth of Sons of Gwalia's business difficult and exerted considerable pressure on our management and staff, both at Head Office and at the mine sites.

Despite this, the Company recorded an excellent profit result for the year of $57.2 million. However, on an earnings per share basis, profitability reduced primarily due to the issuance of new shares during the financial year. Prior to significant items, our profit for the year was a record $69.3 million.

We met all of our targets in the tantalum business with record production and sales and the successful completion of the expansion of both the Greenbushes and Wodgina Mines on time and budget.

The acquisition of PacMin Mining Corporation Limited has enabled the Company to develop a minimum five year plan for our gold divisions of in excess of 600,000 ounces per annum. The Company remains one of Australia's largest gold producers in a sector which is rapidly being acquired by overseas interests.

The Company has reduced the carrying value of the Sons of Gwalia Mine where the existing operations, in their current configuration, are nearing the end of their life. The Sons of Gwalia Mine, upon which the Company was founded over twenty years ago, has made a wonderful contribution over all of those years. However, it should be noted that the Gwalia Deeps Project, which sits below the current mine operation, is carried at very low values and, hopefully, this project will progress in the future which will enable the continuation of mining operations at Gwalia and Leonora.

During the year, we have established a strategic and competitive position in the Murray Basin mineral sands province. Many see the Murray Basin as the most important and promising new minerals sands province in the world.

In August 2002, the Company announced a series of transactions which provide us with the opportunity to significantly enhance our position and scale of operations in the Murray Basin and the mineral sands business. A decision as to whether to proceed with the options we have will be made as soon as possible. Our criteria for this potential investment will revolve around achieving critical mass, acceptable returns on capital and market related issues in respect of the mineral sands business.

The issues of corporate governance and accounting standards are continuously being addressed by your Directors, particularly since the increased global focus on these issues. These matters are discussed in detail in the Financial Statements of this Annual Report.



Our share price suffered during the year due to a number of factors including the global recession, particularly in the electronics sector, which, in turn, has seen demand for tantalum weaken.

Having substantially increased production capacities, our tantalum business is poised for growth and we look forward to better economic conditions, particularly in the electronics sector, which will enable us to grow this world class business.

The Directors resolved to reduce the final dividend after considerable review. The Directors have endeavoured to find a balance in the scale of the dividend which represents a reasonable return and yield to shareholders as against the requirements for capital in our core businesses of tantalum and gold with the potential increased investment in the mineral sands business.

Your Directors believe that significant value in our share price is not being recognised by equity markets and we intend to work assiduously towards better communicating this view and our corporate and operational strategies to shareholders, analysts and global fund managers.

It is difficult for your Board of Directors to forecast, with any degree of certainty, the conditions required for improved global business activity and better equity markets. Suffice to say that our management team and all of our staff will continue to commit and contribute to the success of the Company in the coming year.

PETER LALOR
Executive Chairman
October 2002

MANAGING DIRECTOR'S REPORT

OVERVIEW

Sons of Gwalia Ltd is pleased to report a solid operating profit before significant items for the year, underpinned by record production from both its gold and tantalum operations. The year was also significant from a business development perspective, as the Company substantially increased its scale and revenue base through the expansion of the tantalum business and the acquisition of PacMin Mining Corporation Ltd and its gold assets at Leonora and Laverton in Western Australia.

The development of the Company's Mineral Sands position in the Murray Basin was also substantially progressed with the commissioning of the Wemen operation and its steady improvement to achieve targeted production capacity by year end.

After year end the Company entered into an agreement with BeMaX Resources NL in relation to the BIP Joint Venture in the Murray Basin region of New South Wales. The Company currently holds 25 per cent of that joint venture. Under the agreement the Company has strategically positioned itself to review its current holdings and options.

A further pleasing aspect to the achievement of these performance milestones, was the continuation of the Company's improvement in safety, with a 28 per cent reduction in lost time injury frequency rates recorded for the year. This result, along with the Company's focus on responsible environmental management and social sensitivity is consistent with the concept of maintaining a long term sustainable approach to managing its business.

The Company's Greenbushes operation was presented with an Acknowledgment Award by the Minerals Council of Australia in the annual 2002 MINEX Awards. The Company received the award in recognition of the commitment of all staff in implementing a robust safety and health management system and demonstrated site wide capacity to incorporate innovative strategies to shape behaviours to improve safety and health outcomes.

GOLD DIVISION

The acquisition of PacMin and its assets, located adjacent to the Company's interests at Leonora and South Laverton, is consistent with the Company's long held strategy of consolidation of key land holdings around established regional positions.

Following the completion of this transaction, the Company reported record gold production of 541,224 ounces for the year in addition to confirming an ongoing sustainable production base of 600,000 ounces for at least five years for the Gold Division.

The acquisition of the Tarmoola operations and exploration ground from PacMin, provides both a medium term sustainable production base for the Leonora region until the long term Gwalia Deeps project is developed, while providing potential growth opportunities through exploration along the highly prospective Thunderbox Shear Structure.

Similarly, the purchase of the Carosue Dam operations and exploration ground from PacMin provides an immediate opportunity to develop and process resources already defined by the Company on its South Laverton tenements. When developed in conjunction with the current Carosue Dam resources, the operation will sustain a production base in excess of 150,000 ounces per year for at least five years.

At Southern Cross, the Company has continued to rationalise and consolidate the operations around the infrastructure facilities located at Marvel Loch. The expansion of the processing facility was completed and is now operating at design throughput, with the focus now on reduction of unit costs and optimisation of metallurgical performance.

The focus for the Gold Division in 2003 will be the completion of the regional integration programmes, reinvestment in mine development for longer term production sources and the continued commitment to exploration to identify new development opportunities.





ADVANCED MINERALS DIVISION

A number of significant milestones were achieved during the year in the tantalum operations. Major expansions at Greenbushes and Wodgina were completed ahead of schedule and below budget cost. As a consequence, record production of 2,138,841 lbs of Ta_2O_5 was recorded, underwriting another record year in sales and earnings from the Advanced Minerals Division.

While the global business climate has been uncertain and has negatively impacted on the demand for electronic goods, the Company has continued to grow the scale of its tantalum business, underwritten by its sales contracts with its two major customers. As a consequence of both contraction in the overall market demand and the expansions at Greenbushes and Wodgina, the Company's share of the global tantalum raw materials supply market has increased from approximately 25 per cent to in excess of 40 per cent over the last eighteen months. This growth in market share has placed the Company in a good position to leverage its large resource base into increased production when the market moves back into a new sustainable growth phase.

However, the timing of this move will clearly be dependent on the general business and industrial climate. At present, global economic conditions, and the electronics market in particular, are not conducive to short term growth in demand for tantalum.

In 2003, the Company will continue to work with its customers to improve communication and the efficiency of the tantalum supply chain, with the objective of encouraging the use of tantalum as a preferred raw material in a range of applications.

The Company is in a joint venture with RZM/Cable Sands Group for mineral sands in the Murray Basin in Victoria (MBT Joint Venture).

During the year, the commissioning of the MBT Joint Venture's Wemen operation in the Murray Basin in Victoria marked the Company's entry into the Minerals Sands industry. While the achievement of full production capability has taken longer than forecast, the operation finished the year achieving target production levels. Looking forward, the priority will be to secure this performance for the full year while completing the scope for the proposed Stage II development, taking into account the experience gained from the Wemen pilot plant.

THE YEAR AHEAD

After putting in place a range of initiatives expanding the scale of the Company's businesses and targeting long term growth, we will focus on maximising the potential of each business through investment in mine and project developments. This strategy should position the Company in businesses with performing assets which will deliver continuing long term earnings and value to shareholders.

MARK CUTIFANI
Managing Director
October 2002



FINANCIAL SUMMARY AND ANALYSIS

Prior to significant items, our profit for the year was a record $69.3 million.



FINANCIAL SUMMARY AND ANALYSIS

PROFIT AND EARNINGS PER SHARE

The Company posted a net profit after tax of $57.2 million. The underlying result of $69.3 million (excluding the profit on sale of Kemerton [$7.7 million] and the writedown of the Gwalia Underground operations [$19.8 million]) was 8.8 per cent above the previous year. This underlying result maintained the Company's historical performance by increasing profits over ten consecutive years (figure 1).

Earnings per share after tax decreased to 38 cents per share (46 cents per share prior to significant items) given the equity issue associated with the PacMin acquisition and the share placement in December 2001.

BALANCE SHEET

The PacMin acquisition acted as a catalyst for the refinancing of the Company's balance sheet following strong organic growth over several years. The Company now has in place a mix of long term US$ funding and shorter term A$ facilities. The refinancing, together with the equity raising completed in December 2001 provides a sound basis for the Company's balance sheet going forward (figure 2).

CASH FLOW

Cash flow from operations before interest, tax and exploration of $88.3 million was $48.0 million below the previous years record of $136.3 million.

The Advanced Minerals Division contributed strong cash flows with a 32.5 per cent increase in sales revenue.

The Company continued to reinvest cash flows into the development of its operations, including the tantalum expansion projects, the development of the gold operations and the repayment of debt assumed as part of the PacMin acquisition. A total of $97 million was spent on plant and equipment and $40.4 million on mine development across the Company.

The reinvestment in the development of gold properties in particular will continue into 2002/2003.

The Company had net debt of $252 million at the end of the financial year which consisted of the $299 million Senior Note facility, $23 million of A$ debt and offset by cash on hand of $70 million.

Figure 1: Profit and EPS


PROFIT A$ MILLION
CENTS PER SHARE EPS
0
10
20
30
40
50
60
70
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
PROFIT AFTER TAX & BEFORE ABNORMAL/SIGNIFANT ITEMS
EPS

Figure 2: Balance Sheet


A$ MILLION
0
200
400
600
800
1000
1200
1400
CURRENT ASSETS
NON-CURRENT ASSETS
DEBT
OTHER LIABILITIES
EQUITY

CASH PRODUCED FROM OPERATIONS

	Year ended June 02 ($'m)	Year ended June 01 ($'m)
Cash from Operations	88.3	136.3
Reconciles to statement of cash flows as follows:		
Net cash flow from operating activities	57.6	96.5
Tax paid (refund)	(0.5)	6.2
Net interest paid	18.7	15.0
Expenditure on exploration interest	12.5	18.6
	88.3	136.3

GOLD SALES AND HEDGING

The Company continues to maintain a gold hedging programme. Gold sales for the year of 541,224 ounces were all delivered into that programme realising an average price of A$603 per ounce. The sale price achieved compared favourably to the average spot price for the year of A$551 per ounce.

The Company uses various instruments within its gold hedge portfolio including gold and currency puts, calls and forwards. Based on gold, currency and gold lease rate assumptions at 30 June 2002 the mark to market value was negative A$618 million.

HEDGING OF ADVANCED MINERALS DIVISION REVENUES

The revenue of the Advanced Minerals Division for tantalum, lithium, silica sand and mineral sands is largely denominated in United States dollars ("USD"). In July 2000, the Company announced that it had entered into additional long term, take or pay sales contracts with its major tantalum customers that support the Advanced Minerals revenue flows until December 2005.

The Company has long standing hedging policies relating to both it's Gold and Advanced Minerals businesses and it actively manages it's foreign exchange contracts relative to its USD revenue flows. These policies are designed to secure expected revenues in Australian dollar ("AUD") terms, that together with careful operating cost management will secure profitability, cash flow and shareholder returns.

During the 2002 financial year, the value of the AUD relative to the USD resulted in an opportunity cost of securing those AUD revenues. The opportunity cost represents the additional revenue that the Company could have earned over and above the strong returns that were achieved based on the secured revenue of the Advanced Minerals business (Actual Earnings before Interest and Tax Margin: 41 per cent).

The Company has no outstanding contractual issues with any of its counterparty banks and none of its hedging facilities, neither foreign exchange nor gold are subject to margin call provisions.

GROUP EARNINGS SUMMARY

	Year ended June 02 ($'m)	Year ended June 01 ($'m)
Earnings before interest, tax, depreciation and amortisation	165.5	158.2
Exploration	(8.0)	(10.1)
Depreciation and amortisation	(55.1)	(47.8)
Earning before interest and tax	102.4	100.3
Net Interest	(20.0)	(13.7)
Net abnormal items	(12.1)	-
Tax	(13.1)	(22.9)
Profit/(Loss)	57.2	63.7


Safety
Health

OCCUPATIONAL HEALTH AND SAFETY

A 28 per cent reduction in lost time injury frequency rates was recorded for the year.

OCCUPATIONAL HEALTH AND SAFETY



Sons of Gwalia is committed to achieving the highest standards of health and safety in the workplace. Health and safety are an integral part of the Company's business objectives.

LEADERSHIP

The Company believes that leadership is a prerequisite to establishing safety as a core value. The Board of Directors Safety, Health and Environment sub committee leads the way and critically reviews performance and endorses the strategies and objectives that will improve performance. Senior managers and safety specialists from all divisions, meet quarterly to analyse issues, identify areas for improvement and set action plans in place.

Management demonstrate their commitment to safety through their participation in regular workplace inspections, local OH&S committees and risk assessments. Our management teams play an active part in the introduction of all new safety initiatives.

RISK MANAGEMENT

During the year the Company further articulated its risk management framework to site management and supported this with the introduction of corporate standards and the necessary support to achieve real risk reduction. This has resulted in all levels of our workforce having the tools, knowledge and authority to identify, assess and control risks in their workplace.

A major achievement was the completion of a number of whole of operation risk assessments. The results from these confirmed that our Safety Management System and Major Hazard Standards adequately cover the spectrum of higher risks. These risk profiles will be used to set priorities for risk reduction in 2002/2003.

PEOPLE, COMMUNICATION AND INVOLVEMENT

The Company strives to create a culture where safety is a core value and every individual takes responsibility for their actions and works as part of a team. The Company seeks to achieve this by actively involving the workforce in the development of our systems and communicating the Board of Director's health and safety expectations.

SYSTEMS

The Company is continually improving its safety management systems ("SMS"). Each year we audit the SMS for the purpose of recognising and sharing best practice as well as identifying opportunities for improvement.

During the year the Company progressed the implementation of Major Hazard Standards ("MHS") across the group. The purpose of the MHS is to eliminate or control hazards that could potentially cause serious injuries or fatalities.

PERFORMANCE

The Company's safety performance improved significantly, our Lost Time Injury Frequency Rate ("LTIFR") improved by 28 per cent (figure 3) and our Lost Time Injury Index ("LTII") improved by 27 per cent.

Figure 3:


LTIFR
16
14
12
10
8
6
4
2
0
1997-1998
1998-1999
1999-2000
2000-2001
2001-2002



Notwithstanding this improved performance, the Company believes that no injury is acceptable and in order to achieve this goal we have set the minimum target of a further 25 per cent improvement in our LTIFR and LTII for the 2002/2003 year.

During the year the Company recognised the need for a range of positive performance indicators ("PPI") to complement our incident indicators. These upstream indicators will enable us to address issues before they lead to incidents.

FUTURE INITIATIVES

Sons of Gwalia is committed to the continuous improvement of its health and safety systems. In the coming financial year the Company will:

- Complete the remaining major hazard standards for reducing workplace risks. These standards will ensure a consistent set of minimum safety requirements apply across all sites.
- Develop corporate standards for training so that we gain the greatest benefit from our outlays.
- Continue to expand our use of technology, where it will:
  - Provide our personnel with simple and easy means for safety information;
  - Improve the management of action items; and
  - Streamline our data collection and analysis processes.

GREENBUSHES AWARD FOR SAFETY

The Company's Greenbushes operation was presented with an Acknowledgment Award by the Minerals Council of Australia in the annual 2002 MINEX Awards. The Company received the award in recognition of the commitment of all staff in implementing a robust safety and health management system and demonstrated site wide capacity to incorporate innovative strategies to shape behaviours to improve safety and health outcomes.

The Award is an acknowledgment of the Company and in particular the Greenbushes operation and its management, employees and contractors to working safely. The submission epitomised this approach. A champion from each department worked over a number of months to capture and document what makes Greenbushes excellent in safety. That hard work resulted in an evaluation and finally an award.


MINEX 2002
SUBMISSION
GREENBUSHES
OPERATIONS
SONS OF
GWALIA LTD

MINEX Award Submission



ENVIRONMENT

A progressive approach to the mining of satellite pits around the Leonora area has realised the full integration of environmental, social and economic considerations.



ENVIRONMENT

Sons of Gwalia is committed to sound environmental policies and practices. The Company seeks to exceed the requirements of environmental laws and regulations and strives to continuously improve the environmental performance of its operations.

ENVIRONMENTAL MANAGEMENT

The year under review saw the continued improvement of the Company's environmental performance. A full account of environmental performance is provided in the Environmental Performance Report. This report is prepared annually and is available from our website www.sog.com.au. The Environmental Performance Report is produced under the auspices of the Australian Minerals Industry Code for Environmental Management to which the Company is signatory.

During the year the Company continued to develop and apply the necessary elements of its corporate Environmental Management System ("EMS"). A key component is the independently audited, environmental assessment programme applied across all sites. The programme reviews the 'on the ground' features and EMS at all operations. This programme has been a key driver in identifying priorities and action plans and provides semi-quantitative information to track performance and systems development. During the reporting period the auditing programme was expanded to include site based internal audits and checks. This has resulted in many more issues being identified and resolved at a site level.

ADVANCED MINERALS DIVISION

During the year the tantalum expansion programmes at Greenbushes and Wodgina were successfully completed without incident. As part of the upgrade, the power source for Wodgina was converted from diesel to gas, realising an improvement in greenhouse gas efficiencies.

The Greenbushes operation was certified in September 2001 as being in compliance with the International Standard Organisation ("ISO") 14001 requirements for Environmental Management Systems. This marks the culmination of considerable systems development for Greenbushes that enable the site to focus on further improvements to environmental performance and its role in sustainable development within the region.

Planning for the potential expansion of the Murray Basin Joint Venture mineral sands operations into western New South Wales continued with extensive baseline environmental studies and planning. The joint venture is committed to the principles of sustainability and participated in a national programme to help develop its approach and framework.





GOLD DIVISION

Whilst there is still much to be done, the Company is proud of the progress made in the Gold Division in improving environmental management capacity and achieving our goals. The Company has progressively been improving infrastructure associated with remote borefields and pipelines to reduce the risk of fuel and water spills.

Tarmoola and Carosue Dam operations have effectively been integrated into the Company's EMS. Planning activities have been a focus to ensure that environmental management measures enhance the sustainability of these operations and the regions in which they operate. With this emphasis on planning, the Gold Division is identifying opportunities for environmental improvements. The Leonora Case Study is a good example of this.

THE LEONORA CASE STUDY

A progressive approach to the mining of satellite pits around the Leonora area has realised the full integration of environmental, social and economic considerations. Effective consultation with Aboriginal people and other key stakeholders helped the Company identify areas and issues of significance.

The incorporation of these into the mining approaches and plans has enabled:

- Minimisation of disturbance footprints associated with mining infrastructure and activities;
- Avoidance of areas of significance to Aboriginal people;
- Improved water management;
- Refinement of rehabilitation designs and immediate progressive rehabilitation;
- Rehabilitation of areas degraded by previous mining activities;
- An ongoing supply of road base to the community, allowing the Leonora airstrip to be upgraded;
- Support for the community and the preservation of its heritage;
- The development of a company-wide training programme to communicate and promote the approach and systems used.

The Leonora Case Study project has been nominated for a Golden Gecko award - the State of Western Australia's premier mining environmental award.


-400m
-600m
-200m
-400m
-600m
0m

SOUTHERN CROSS REGION

The Company's commitment to rehabilitation has been demonstrated with the commencement of major rehabilitation works at Nevoria, Bullfinch and Southern Cross, including complete removal of the old Southern Cross mill. Although there is much to be achieved, Sons of Gwalia has gained valuable experience and now has systems in place to achieve well planned rehabilitation outcomes. Continued work to cap the backlog of historic exploration holes has enabled the Company to nearly complete this programme in the region. The programme has capped over 17,000 holes since its commencement in 2000.

The Southern Cross region has continued to implement a water management strategy that reduces the risk of saline water spillage. This has seen upgrading of pipeline corridors, application of remote control systems, and utilising mine pits for storage of water.

Exploration environmental procedures are well established in the region. This enabled exploration to be successfully conducted on both public and private lands with a high standard of environmental management. Minimal disturbance, communication with the landholders and rapid rehabilitation are key features of this work.



SUSTAINABLE DEVELOPMENT SONS OF GWALIA IN THE COMMUNITY

The Company is supportive of the concept of Sustainable Development, defined by Brundtland in 1988 as: ***"meeting the needs of the present without compromising the ability of future generations to meet their own needs"***

At a practical level, orebodies are finite. However, there are many orebodies yet to be discovered and many known that are not currently economic to mine. Most importantly, much more efficient use and recycling of these finite resources in our community is required.

The materials that we have all come to rely on to support our communities, technology development and lifestyle will continue to be predominantly sourced from mines in the foreseeable future. Nearly all of the metals used on a day to day basis have come from a mine, but aren't labelled with the name of the mine from which they came.

The Company recognises that it has a role to play in the global transition to sustainability. Some of the elements that make a contribution are:

- Managing our business to be profitable, resilient and ethical;
- Using resources efficiently;
- Minimising disturbance (our "footprint");
- Protecting biodiversity;
- Assessing and managing the risks to people, the environment and the financials of our business;
- Supporting our employees, communities, Aboriginal groups and other stakeholders; and
- Continuously improving.

SONS OF GWALIA'S APPROACH

The Company has approached the issue of Sustainable Development thoughtfully, and believes it is not possible to be instantly "sustainable". There are value judgements and future scenarios implicit in many ideas about what is or is not sustainable. What is considered sustainable today, may not be considered so by future generations. The great value of the current concept of sustainability is that it integrates the key elements that define the long term viability of the Company's existence and the role it can play in the transition to more sustainable global activity. The concept of sustainability is a neat fit with the commitment to continuous improvement.

Much of what the Company already does to effectively manage its environmental, social and economic performance, contributes to the drive for sustainable development. The Company has processes to:

- Protect biodiversity by conducting biological survey and investigation prior to any mining activity;
- Assess the likely impacts of its activities and develop management controls;
- Educate employees and stakeholders to make them environmentally aware and responsible;
- Communicate and consult with stakeholders;
- Support and promote the safety and health of employees and contractors;
- Monitor and report on key parameters;
- Establish systems, checks and balances;
- Reduce, re-use, recycle, and manage waste materials;
- Ensure the economic viability of the business; and
- Integrate relevant considerations into the planning process.



Hoover House -
Gwalia Historic Precinct

SUSTAINABILITY AS A CULTURE

Sons of Gwalia is currently preparing a review of the capacity of the existing policy and structural framework to meaningfully address the concept of Sustainable Development. The framework will be analysed in terms of its ability to create a culture that recognises and values sustainable development, and promotes the implementation at levels relevant to our mining operations.

The Company supports a balance between the environmental, social and economic facets of development. This requires sound governance structures, an educated and aware workforce, and a supportive policy and systematic framework.

SONS OF GWALIA IN THE COMMUNITY

Broadly speaking the concept of Sustainable Development includes the way in which all stakeholders support and interact with the communities in which they operate.

The Company has a long history of positive participation in various forms in the communities in which it operated. This participation is as much "in kind" as it is financial.

A number of the Company's operations are located close to towns and the Company is very much aware of the need for close working relationships with those communities.

It is to be noted that there is an ever increasing demand on the Company to provide services and support.

Under it's Social Contributions Programme the Company seeks to direct funds to the communities in which it operates.

The programme's objectives fall into a number of areas including Education, the Arts, Aboriginal assistance including training and employment, Community development, Medical and emergency services and Environmental programmes.





Karriyarra people visit Wodgina during negotiations in community consultations.

This year provided a number of highlights from the programme:

- Through the Leonora Gwalia Historical Museum Ltd the Company made a major contribution to the restoration of the historic mine manager house at the Sons of Gwalia Mine. The house is now called the Hoover House.

  The Company continued with its long standing support of the Gwalia Historic Precinct.

- Shortly after year end, the Company announced the sponsorship of Barking Gecko Theatre Company, Western Australia's premier professional children's theatre company, to work within the Leonora community for a two year period on an exciting new theatre project. Three programmes of theatre workshops will be presented by Barking Gecko Theatre Company each year giving young people and their families living in Leonora the opportunity to develop their theatre skills through interaction with some of Western Australia's leading theatre practitioners. The Leonora Theatre Project will see the development of community performances and script writing, presentation of Barking Gecko's new play 'The Rodeo Kid' in Southern Cross and Leonora in 2002 and the commissioning and performance of a new original script for theatre drawing on the lives and experiences of young people living in Leonora.

- In recognition and reflection of the close relationships the Company has built up over many years with Aboriginal communities located in close proximity to our operations, the Company provided scholarship monies to two Goldfields students and assisted another student to attend an Indigenous Education Conference in Canada.

  The Company also continued to assist Aboriginal families on an as needs basis with funeral and travel expenses.

- In the context of the Company's ongoing support as a founding member of the Laverton Leonora Cross Cultural Association, the Company assisted in the establishment of the Outback Art Gallery that opened in Laverton in June.

- The Company contributed to the establishment of the Australian Prospectors and Miners Hall of Fame Ltd which was opened in Kalgoorlie on 30 October 2001.

In addition the Company provided financial assistance of varying degrees to a large number of organisations.



REVIEW OF GOLD DIVISION

During the year, the Company produced 541,224 ounces of gold at an average cash cost of $386 per ounce and at an average cash margin of $212 per ounce. The record gold production was made possible by the October 2001 acquisition of PacMin's Tarmoola and Carosue Dam operations and tenements (figure 4).

LEONORA OPERATIONS

The consolidation of the Sons of Gwalia and PacMin tenements now means that the Company controls over 2,200 square kilometres of mining and exploration tenements in the Leonora region of Western Australia.

The Leonora Operations combine the Gwalia and Tarmoola operations in a single business unit. The Leonora operation encompasses the Sons of Gwalia underground mine and processing facility at Gwalia, together with a number of smaller satellite mines. The Tarmoola operation encompasses the Tarmoola open pit and processing facility 30 kilometres north of Leonora together with a number of small satellite open pit mines.

A programme of rationalising the combined assets of the two operations is ongoing and will be completed during the first quarter of the 2003 financial year.

GOLD PRODUCTION

During the year, the Leonora Operations produced a total of 247,267 ounces of gold at an average cash cost of $369 per ounce. The major ore sources during the year were the Sons of Gwalia underground mine and the Tarmoola,

Figure 4: Sons of Gwalia Gold Production


Ounces
600,000
500,000
400,000
300,000
200,000
100,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


THUNDERBOX
WONDER NORTH
N
25
kilometres
TARMOOLA
RAINBOW
SEVERN
Leonora
CARDINIA
TOWER HILL
SONS OF GWALIA
ULYSSES
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Joint Venture
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect



← LEONORA OPERATIONS MAJOR ORE SOURCES





Tarmoola Mine

Ulysses and Celtic open pits. Ore stockpiled from the Kailis open pit was processed during the first quarter.

In the 2003 financial year, gold production from the Leonora Operations is expected to exceed 230,000 ounces, with the Tarmoola open pit contributing 110,000 ounces. The Sons of Gwalia underground mine will provide 50,000 ounces, with the balance coming from smaller satellite mines such as Ulysses, Wonder, and a number of external ore sources and lower grade stockpiles. Mining rates have significantly improved from the Gwalia underground but consistent production continues to be complicated by a variety of technical issues largely attributable to the remnant nature of the orebody. Alternative operating strategies are currently being evaluated to improve the contribution from this operation.

The Gwalia processing facility is expected to close in the third quarter of the financial year following exhaustion of available ore and low grade feed sources. Gwalia underground ore will thereafter be treated at Tarmoola.

DEVELOPMENT

A major resource development programme was completed at Tarmoola which has significantly improved the confidence in the remaining resource. This programme has both validated previous geological and survey data and drilled additional diamond and reverse circulation holes to fill-in areas of the resource where information was sparse.

The pre-feasibility study was completed for the Gwalia Deeps project, which indicated that it was both technically feasible and economically robust at a spot price of A$525 per ounce. Investigations are underway into the most appropriate method to finance the project.

SOUTHERN CROSS OPERATIONS

Sons of Gwalia controls over 5,000 square kilometres of mining and exploration tenements in the Southern Cross region of Western Australia. During the year the Company entered into agreements to earn a 60 per cent interest in the tenements covering a 35 kilometre strike length of the greenstone belt between Southern Cross and Bullfinch and, to acquire the precious metal rights for tenements covering the southern 110 kilometre strike length of the Southern Cross greenstone belt.


Bullfinch
Westonia
GOLDEN PIG
Southern Cross
CORNISHMAN
MARVEL LOCH
NEVORIA
YILGARN STAR
HERCULES
GREAT VICTORIA
BOUNTY
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Joint Venture
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect



← SOUTHERN CROSS OPERATIONS MAJOR ORE SOURCES

The Southern Cross Operations encompasses the Marvel Loch open pit, the Yilgarn Star, Great Victoria and Golden Pig underground mines, and a number of smaller satellite mines.

The Company operates one central processing facility at Marvel Loch, approximately 30 kilometres south of the town of Southern Cross.

GOLD PRODUCTION

During the year, the Southern Cross Operations produced a total of 194,340 ounces of gold, at an average cash cost of $438 per ounce. The major ore sources during the year were the Marvel Loch Central open pit, and the Yilgarn Star, Great Victoria and Golden Pig underground mines. The upgrade of the treatment capacity of the Marvel Loch plant from 2 million tpa to 2.6 million tpa was completed during the first quarter. Nameplate capacity has been achieved and work continues to optimise both the recovery and cost structure.

In the 2003 financial year, production from the Southern Cross Operations is expected to be approximately 225,000 ounces of gold with the Marvel Loch South open pit contributing 50,000 ounces. The Golden Pig underground mine will provide 50,000 ounces with the balance coming from the Cornishman and Blue Haze open pits and the Great Victoria and Yilgarn Star underground mines.

DEVELOPMENT

A review of all known resources and prospects in the area has been completed and has provided significant encouragement for the long term potential of the region. A pre-feasibility study into the deepening of the Marvel Loch South pit through the use of an innovative in-wall ramp has also confirmed the potential for an underground operation beneath the three open pits. The results of technical studies on this concept will be available in the second half of the 2003 financial year.

At Great Victoria, the continuity of mineralisation beneath the existing underground operation has been confirmed which has enabled the mine life to be extended to a minimum of three years. Development work is underway to convert the mining method to a lower cost core and shell technique.

Resource development drilling has continued to demonstrate the potential for a significant increase of the Golden Pig resource base both to the north of and below the current mining operations and a mine life in excess of four years is indicated.



SOUTH LAVERTON OPERATIONS

The consolidation of the Sons of Gwalia and PacMin tenements now means that the Company controls over 3,000 square kilometres of mining and exploration tenements in the region south of Laverton in Western Australia.


Laverton Tectonic Zone
Red October
Safari
Deep South
Porphyry
Keith-Kilkenny Tectonic Zone
Twin Peaks
Monty Dam
Carosue Dam
N
25
kilometres
Laverton
Leonora
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Joint Venture
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect



← SOUTH LAVERTON OPERATIONS MAJOR ORE SOURCES

The Carosue Dam operation encompasses the Karari and Luvironza open pits, and infrastructure and processing facilities located 120 kilometres to the north-east of Kalgoorlie.

GOLD PRODUCTION

During the year, the Carosue Dam operation produced a total 99,617 ounces of gold, at an average cash cost of $321 per ounce. The major ore sources during the year were the Karari and Luvironza open pits.

In the 2003 financial year, production from the Carosue Dam operation is expected to be approximately 130,000 ounces of gold with the Karari open pit contributing 80,000 ounces. The Monty's Dam open pit will provide 50,000 ounces.

DEVELOPMENT

A major review of the geological models of the Karari and Whirling Dervish orebodies has been completed which has downgraded the reserves. However the confidence level in the remaining reserves has now been enhanced and has been included in the operations five year development plan. The Whirling Dervish re-evaluation involved a major diamond and reverse circulation drilling programme.

An extensive resource development programme was completed on the Safari Bore project to generate a reserve base for future production.

The feasibility study for the continuation of mining at Red October has been completed which has indicated a robust project. The next stage of the project will be to undertake the development of an access decline for the mining of a bulk sample to confirm the substantial up lift in grade indicated by the resource model.

Development of the northern mining area around the Safari Bore area will take place. This will involve the construction of support infrastructure and a dedicated haul road to the Carosue Dam processing facility.

GOLD EXPLORATION

The 2001/2002 Gold Exploration Programme focussed on the Company's three key strategic ground holdings around the Marvel Loch, Tarmoola and Carosue Dam processing centres. These projects cover considerable strike lengths of several highly prospective greenstone belts. Historic and recent gold production from these areas is approximately 14 million ounces, which demonstrates the considerable prospectivity of the ground holding. Large areas within these projects are covered by transported overburden, only some of which have been explored. The strategy in these projects is to systematically explore the most prospective covered structural zones in a search for significant new satellite deposits using the best geological science and exploration technology available. There is excellent potential for discovery of significant new gold resources in these areas.

During the year the size of the three principal ground positions almost doubled to 10,000 square kilometres as a result of the acquisition of PacMin as well as three new joint ventures in the Southern Cross region. Following these acquisitions, the exploration focus in each of the major projects has been modified as a consequence of the relative prospectivity of the new ground positions and the locations of the two new processing centres at Tarmoola and Carosue Dam.

Expenditure on gold exploration in 2001/2002, excluding mine site exploration and development, was $11.2 million. During the year the Hercules discovery in the Southern Cross region and the Safari Bore deposit in the Laverton region were transferred from the Exploration Division to the development team.

A new gold discovery was made at the Deep South Prospect, five kilometres east of Safari Bore. In addition several new prospects were identified which are currently being evaluated.

SOUTHERN CROSS REGION

The ground position in the Southern Cross region has been significantly enlarged following acquisition of the gold rights in two joint ventures in the Forrestania area, south of Marvel Loch, and a new joint venture in the Southern Cross/Bullfinch area. The Company is now the dominant ground holder in both the Southern Cross and Westonia greenstone belts, with 5,000 square kilometres of tenements covering continuous strike lengths of 230 and 70 kilometres, respectively, of these two belts. Much of the newly acquired ground holding is under cover, relatively under-explored and contains significant strike lengths of the region's known mineralised structures. This ground position will provide opportunities to add to the Company's resource inventory in the region through systematic exploration over the next few years.



Exploration during the year mainly focussed on four early stage projects:

- The Parker Range Project, around and to the south of the Great Victoria Gold Mine, where systematic evaluation of the regionally extensive massive sulphide horizon which hosts this gold mine and the Hercules deposit is in progress.
- The Southern Cross Joint Venture (Sons of Gwalia earning 60 per cent), between Southern Cross and Bullfinch, where several new gold and platinum prospects have been defined.
- The Westonia Project, where first-pass wide-spaced drilling of a 40 kilometre strike length of the Westonia greenstone belt has identified several new targets for evaluation.
- The recently acquired Forrestania joint ventures where database compilation and analysis has identified a number of drilling targets.

A large suite of prospects has been generated from this work; these will be evaluated by drilling in the coming year.

LEONORA REGION

The exploration focus in the Leonora region has moved to the north of Tarmoola following the PacMin acquisition. Much of this area is covered by transported overburden and is only lightly explored compared with the area to the south of the mine. The northern area contains the Thunderbox Trend, a complex structural zone that hosts the Thunderbox gold deposit and strikes for over 50 kilometres through the Company's tenements between the Thunderbox and Tarmoola gold deposits.

Recent exploration has focussed on this trend. A first-pass exploration programme comprising 20,000 metres of wide-spaced aircore drilling and an extensive auger soil geochemistry programme has been completed over an aggregate 25 kilometre strike length of the structural zone. Several gold soil anomalies and anomalous drill intercepts have been identified, which will be followed-up with closer-spaced drilling to determine their potential.

A number of other targets have been identified in the northern area from interpretation of aeromagnetic data and synthesis of historic exploration data; exploration programmes are also planned to evaluate these.

SOUTH LAVERTON REGION

Exploration for most of the year focussed on evaluating targets in the Safari Bore/Red October/Butcher Well area south of Lake Carey. Following the PacMin acquisition, analysis and synthesis of historic exploration data and geological information has been undertaken in the Keith-Kilkenny Tectonic Zone around Carosue Dam in preparation for systematic exploration campaigns in this belt in the coming year. Regional exploration over the next few years will target resource opportunities in the vicinity of the planned haul road from Red October and Safari to Carosue Dam.

During the year the exploration phase of the Safari Bore resource was completed and the project was transferred to the development team. Evaluation of the Deep South discovery, five kilometres east of Safari Bore, is in progress. So far, an Inferred Mineral Resource of 1.5 million tonnes at 4.0g/t gold containing 200,000 ounces has been defined. The resource extends over a strike length of 540 metres and to a maximum depth of 280 metres. Further mineralisation has been defined at depth and to the south, but has not yet been incorporated in the resource model. The mineralisation remains open at depth and to the south.

Drilling of geophysical anomalies at the Mexico Prospect 300 metres south of Deep South intersected gold mineralisation with the same characteristics as that at Deep South. Down-hole geophysical surveys indicate further anomalies at depth trending north towards Deep South, indicating the possibility of a link to that resource. Future drilling, designed to increase the size of the resource, will target depth and strike extensions of Deep South as well as the potential link to the Mexico Prospect.

Regional exploration has identified several high quality prospects beneath cover south of Lake Carey. These targets will be evaluated in the coming year.

Future drilling, designed to increase the size of the resource, will target depth and strike extensions of Deep South as well as the potential link to the Mexico Prospect.


South
North
Potential Open Pit
Mexico
Deep South
0m –
200m –
400m –
5m@4.78g/t Au
4m@14.6g/t Au
2m@4.80g/t Au
Geophysical Targets
12m@7.05g/t Au
7m@7.22g/t Au
7m@4.75g/t Au
5m@6.82g/t Au
5m@2.75g/t Au
2.75m@9.90g/t Au
Target
Target
Target
12m@8.37g/t Au
12m@10.6g/t Au
14m@6.32g/t Au
Horizontal
gxm Gold
1 - 10
10 - 20
20 - 40
40 - 60
> 60
Inferred Resource
1.5Mt @ 4.0g/t Au (200,000oz)
200m



← MEXICO TO DEEP SOUTH LOCATED 5 KILOMTRES EAST OF SAFARI BORE

GOLD RESERVES AND RESOURCES

Figure 5: Gold Reserves and Resources


(Mozs)
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Reserves
Resources

GOLD RESERVES AND RESOURCES

The Company's Gold Reserves and Resources as at 30 June 2002 are as follows (figure 5).

The increase in resources and reserves follows the acquisition of the PacMin ground positions and assets. Following the acquisition a thorough review of the resources and economic parameters used to define reserves was undertaken. As a consequence of this review the PacMin 2001 reserves were downgraded by approximately 450,000 ounces, reflecting a higher level of technical rigour and more conservative cost assumptions applied through the Sons of Gwalia processes. As for all of Sons of Gwalia's operations both resources and reserves will continue to be subject to continuing evaluation and optimisation.

GOLD ORE RESERVES AS AT 30 JUNE 2002

		PROVEN			PROBABLE			TOTAL		
		Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
LEONORA REGION										
Gwalia	Open Cut				1,000,000	2.5	80,000	1,000,000	2.5	80,000
	Underground				4,270,000	4.7	640,000	4,270,000	4.7	640,000
	Stockpiles	1,200,000	1.0	40,000				1,200,000	1.0	40,000
Tarmoola	Open Cut	5,010,000	1.9	300,000	9,400,000	1.5	460,000	14,410,000	1.6	760,000
	Underground									
	Stockpiles				6,610,000	0.6	120,000	6,610,000	0.6	120,000
North Laverton	Open Cut				1,400,000	2.4	110,000	1,400,000	2.4	110,000
	Underground									
	Stockpiles	900,000	0.7	20,000				900,000	0.7	20,000
TOTAL LEONORA REGION		**7,110,000**	**1.6**	**360,000**	**22,680,000**	**1.9**	**1,410,000**	**29,790,000**	**1.8**	**1,770,000**
SOUTHERN CROSS REGION										
Bullfinch & Southern Cross	Open Cut				500,000	3.7	60,000	500,000	3.7	60,000
	Underground	40,000	7.8	10,000	600,000	6.2	120,000	640,000	6.3	130,000
	Stockpiles	300,000	1.0	10,000				300,000	1.0	10,000
Yilgarn Star	Open Cut				80,000	3.9	10,000	80,000	3.9	10,000
	Underground				1,220,000	4.3	170,000	1,220,000	4.3	170,000
	Stockpiles	670,000	1.4	30,000				670,000	1.4	30,000
Marvel Loch	Open Cut				5,150,000	2.9	480,000	5,150,000	2.9	480,000
	Underground				2,000,000	4.2	270,000	2,000,000	4.2	270,000
	Stockpiles				1,340,000	1.4	60,000	1,340,000	1.4	60,000
TOTAL SOUTHERN CROSS REGION		**1,010,000**	**1.5**	**50,000**	**10,890,000**	**3.3**	**1,170,000**	**11,900,000**	**3.2**	**1,220,000**
SOUTH LAVERTON REGION										
Carosue Dam	Open Cut				13,100,000	2.2	910,000	13,100,000	2.2	910,000
	Underground									
	Stockpiles				1,230,000	1.0	40,000	1,230,000	1.0	40,000
TOTAL SOUTH LAVERTON REGION					**14,330,000**	**2.1**	**950,000**	**14,330,000**	**2.1**	**950,000**
TOTAL		**8,120,000**	**1.6**	**410,000**	**47,900,000**	**2.3**	**3,530,000**	**56,020,000**	**2.2**	**3,940,000**

Notes:

1. Rounding may cause minor computational discrepancies.
2. Mineral Resources are in addition to Ore Reserves.
3. Ore Reserves are estimated at gold prices between A$500 to A$585/oz, unless otherwise stated.
4. Ore Reserves and Mineral Resources (where economic constraints have been applied) are quoted at the marginal economic cut-off for the individual project.
5. All ounces are quoted in-situ.
6. Gwalia – To assist the formulation of the long term strategy for the Gwalia Underground and its interface with the Deeps Resource, a series of assessments are scheduled over the coming months. These assessments will be run in parallel and relate to the strategic mix of resource, mine planning and financial issues. While the results of these studies are pending, the previously reported Ore Reserve has been reduced to reflect a) mining depletion, and b) changed mining depth resulting in the re-classification of some deeper mineralisation as Mineral Resource.



GOLD MINERAL RESOURCES AS AT 30 JUNE 2002

		MEASURED			INDICATED			INFERRED			TOTAL		
		Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
LEONORA REGION													
Gwalia	Open Cut				5,930,000	2.7	510,000	12,570,000	1.9	770,000	18,500,000	2.2	1,280,000
	Underground							11,860,000	6.0	2,300,000	11,860,000	6.0	2,300,000
	Stockpiles												
Tarmoola	Open Cut	3,780,000	1.8	220,000	18,840,000	1.4	850,000	27,550,000	1.3	1,110,000	50,170,000	1.4	2,180,000
	Underground												
	Stockpiles												
North Laverton	Open Cut				1,010,000	1.8	60,000	3,630,000	1.9	220,000	4,640,000	1.9	280,000
	Underground												
	Stockpiles												
TOTAL LEONORA REGION		**3,780,000**	**1.8**	**220,000**	**25,780,000**	**1.7**	**1,420,000**	**55,610,000**	**2.5**	**4,400,000**	**85,170,000**	**2.2**	**6,040,000**
SOUTHERN CROSS REGION													
Bullfinch &	Open Cut				900,000	3.1	90,000	570,000	2.2	40,000	1,470,000	2.8	130,000
Southern Cross	Underground				150,000	4.1	20,000	340,000	5.5	60,000	490,000	5.1	80,000
	Stockpiles												
Yilgarn Star	Open Cut	460,000	2.0	30,000	590,000	2.6	50,000	2,910,000	2.5	230,000	3,960,000	2.4	310,000
	Underground	270,000	3.5	30,000	1,400,000	6.2	280,000	2,720,000	3.5	310,000	4,390,000	4.4	620,000
	Stockpiles												
Marvel Loch	Open Cut	930,000	2.0	60,000	2,470,000	1.8	140,000	4,010,000	2.0	260,000	7,410,000	1.9	460,000
	Underground												
	Stockpiles												
TOTAL SOUTHERN CROSS REGION		**1,660,000**	**2.2**	**120,000**	**5,510,000**	**3.3**	**580,000**	**10,550,000**	**2.7**	**900,000**	**17,720,000**	**2.8**	**1,600,000**
SOUTH LAVERTON REGION													
Carosue Dam	Open Cut				13,060,000	2.0	840,000	10,800,000	2.6	910,000	23,860,000	2.3	1,750,000
	Underground												
	Stockpiles												
TOTAL SOUTH LAVERTON REGION					**13,060,000**	**2.0**	**840,000**	**10,800,000**	**2.6**	**910,000**	**23,860,000**	**2.3**	**1,750,000**
OTHER PROJECTS													
Mt Holland					2,600,000	1.3	110,000				2,600,000	1.3	110,000
Edjudina	Open Cut				1,700,000	2.6	140,000	1,250,000	2.2	90,000	2,950,000	2.4	230,000
	Underground				120,000	2.6	10,000	710,000	5.7	130,000	830,000	5.2	140,000
Chariot					130,000	18.0	80,000				130,000	18.0	80,000
Pungkut								1,750,000	2.7	150,000	1,750,000	2.7	150,000
TOTAL OTHER PROJECTS					**4,550,000**	**2.3**	**340,000**	**3,710,000**	**3.1**	**370,000**	**8,260,000**	**2.7**	**710,000**
TOTAL		**5,440,000**	**1.9**	**340,000**	**48,900,000**	**2.0**	**3,180,000**	**80,670,000**	**2.5**	**6,580,000**	**135,010,000**	**2.3**	**10,100,000**

7. Tarmoola – The North Pit Mineral Resource and Ore Reserve is based on the recent and on-going re-evaluation. The South Pit Mineral Resource and Ore Reserve has been carried forward and depleted for mining.
8. North Laverton – Mineral Resources and Ore Reserves within the Burtville, Admiral Hill, Barnicoat, West Laverton, and Jasper Hills projects in the North Laverton region have subsequently been sold post June 30 2002. These figures are currently reported within the Leonora Region.
9. South Laverton – The Mineral Resources and Ore Reserves in the Lake Carey and Mount Celia districts (including Red October, Safari Bore and Deep South) have been incorporated into the Carosue Dam Operations in the South Laverton Region. These figures were previously reported within the Leonora Region.
10. Red October – The feasibility study into the underground option for Red October is not at a stage to be reported as an Ore Reserve. As a result, the previously reported Mineral Resource has been carried forward.
11. Old Plough Dam – All figures for the Twin Peaks and Monty's Dam projects reflect SGW's 64% share. Post 30 June 2002 the residual interests in these Ore Reserves and Mineral Resources have been acquired.
12. Whirling Dervish – To assist the formulation of the long term strategy for the Carosue Dam Operation, a series of assessments are scheduled over the coming months aimed at addressing the strategic mix of resource, mine planning and financial issues. While the results of these studies are pending, the previously reported Ore Reserve has been reduced to reflect recent changes to the resource estimate and equates to that portion of the Measured and Indicated Mineral Resource inside the $700 optimised pit shell.
13. Marvel Loch Underground – The feasibility study into the underground option for Marvel Loch is not at a stage to be reported as an Ore Reserve. As a result, the previously reported Mineral Resource and Ore Reserve have been carried forward.
14. Chariot – Source Giant's Reef. Figures reflect SGW's 33% share only.
15. Pungkut – Figure's reflect SGW's 50% share only.

The information contained in the report to which this statement is attached that relates to gold Ore Reserves and Mineral Resources is based on information edited by Mr Clay Gordon. The information for current projects has been compiled by Mr Arie Schaap and Mr Santi Pal (Tarmoola), Mr Michael Bartholomaeus, Mr Frank Greblo and Mr Darren Gibcus (Gwalia), Mr Mark Drabble and Mr Michael Valent (Southern Cross), Mr Arndt Brettschneider, Mr Santi Pal and Mr Mike Russell (Carosue Dam). Some previously reported Mineral Resources and Ore Reserves for non-current projects have been carried forward this year while reviews of the information are being completed.

All persons named above are members of The Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists and are full-time employees of the Company. All have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the 1999 edition of the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves'. All consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.


0m
200m
-600m
-200m

REVIEW OF ADVANCED MINERALS DIVISION

The Advanced Minerals Division has had a very successful year with record sales revenue of $193.4 million and record earnings before interest and tax of $80 million. This result was achieved through record tantalum production of 2.14 million lbs and sales of 2.02 million lbs Ta_2O_5, together with lithium production and sales of 101,212 tonnes and 90,165 tonnes respectively.



TANTALUM INDUSTRY OVERVIEW

HIGHLIGHTS

- Over 40 per cent of global tantalum demand is supplied by Sons of Gwalia.
- 75 per cent of the global defined tantalum reserve base is owned by Sons of Gwalia.

WHAT IS TANTALUM?

Tantalum is a rare, grey-blue metal that is found in a number of different geological settings, although the main known economic source of tantalum occurs in pegmatites. Tantalum has a number of special properties that have been recognised as desirable for use in numerous industrial and consumer applications. These special properties include:

- High melting (2,997°C) and boiling (5,425°C) points
- Resistance to corrosion in strong acid
- Ductile and malleable
- Low co-efficient of thermal expansion
- High co-efficient of capacitance

The recognition of these properties and advances in material sciences, that recognises how these properties can be used to improve performance of materials in a broad number of applications, has provided a catalyst for demand increases in tantalum over the last 10-15 years.

TANTALUM APPLICATIONS

The electronics industry is the single largest consumer of tantalum today, accounting for more than 65 per cent of total demand. Tantalum's major application in the electronics industry is in the manufacture of capacitors, which are devices that regulate the flow of electricity within an integrated circuit. Tantalum capacitors are found in many everyday devices such as mobile phones, video cameras, game platforms, laptop computers and in the electronic circuits of cars.

Other uses of tantalum include super alloys for the jet turbine industry and milled products for use in highly corrosive processing applications.

New applications for tantalum are being developed as materials scientists continue to identify new applications that take advantage of its unique properties.

TANTALUM SUPPLY

Primary, or mined tantalum, has become the single most important source of tantalum, supplying approximately 70 per cent of raw materials.

Geologically, tantalum often occurs with tin and has, in some operations, been produced as a co or by-product from tin mining. A significant amount of tin was produced via dredge operations, mainly in South-East Asia, that resulted in large, low grade tantalum bearing tin waste products known as tin slags. Over time, tin slags have been depleted and today, provide less than 15 per cent of tantalum raw material supply.

Sons of Gwalia occupies a dominant position in the tantalum industry, as it owns approximately 75 per cent of the global defined tantalum reserve base and supplies more than 40 per cent of global demand. As the remaining tin slags are depleted, and given the Company's dominant reserve base, the Company's relative position in the industry should be further enhanced.

At present, the other defined hard rock resources in the world are relatively small, with no single operation producing more than 250,000 lbs of tantalum per annum, compared to the Company's Greenbushes and Wodgina mines, that will produce in excess of 1.3 million lbs and 1 million lbs per annum respectively in the 2002/2003 financial year. This concentration of resources and production capacity provides Sons of Gwalia with a cost competitive advantage, as well as positioning the Company to continue to increase its market share.

Figure 6:


'000lbs Ta_2O_5
0
1
2
3
4
5
6
7
1993
1994
1995
1996
1997
1998
1999
2000
2001
TANTALUM PROCESSOR SHIPMENTS

TANTALUM BUSINESS OUTLOOK

In calendar year 2001 metal demand dropped from an all time high of 5 million lbs (6.3 million lbs Ta_2O_5) in 2000 to 3.44 million lbs (4.6 million lbs Ta_2O_5). This significant fall was driven by reductions in demand from the electronics and telecommunications sectors and inventory corrections throughout the supply chain.

Post the boom of 2000 it has become apparent that there was significant hoarding of tantalum throughout the supply chain which has taken a considerable period of time to work its way out of the system.

The Company believes that tantalum powder inventories held by the capacitor manufacturers will reach equilibrium levels sometime in the December 2002 quarter. This should provide positive momentum to tantalum processor shipments for calendar 2003 (figure 6).

Spot pricing for tantalum concentrates are at low levels. The supply out of central Africa in particular has reduced significantly given lower pricing. The Company has increased its market share as contracted sales have increased while the overall amount demanded has reduced. The Company's fixed price take or pay contracts insulate the Company from any weakness in tantalum demand and price through to December 2005.

GREENBUSHES OPERATION



Expanded Greenbushes Primary Processing Plant

The Greenbushes Operation is located in the south-west of Western Australia, approximately 300 kilometres south of Perth and 80 kilometres east of the port of Bunbury.

The Greenbushes pegmatite is the world's largest hard rock tantalum resource and the largest and highest grade lithium mineral resource in the world. Mining in the area has continued uninterrupted since tin was first discovered in 1888. In fact Greenbushes is the first gazetted mineral field in Western Australia.

TANTALUM PRODUCTION

During the year, Greenbushes produced a record of 1.17 million lbs of Ta_2O_5, a 24 per cent increase on the previous year's production. This level of production was achieved through rescheduling higher grade ore from the Cornwall open pit and productivity improvements in the processing plant combined with increased capacity during the last quarter following the successful early completion of the tantalum plant expansion. In the 2003 financial year similar production levels will be maintained.

TANTALUM EXPANSION

In July 2000, the Company announces its intention to increase the production capacity of the Greenbushes tantalum operation to in excess of 1.3 million lbs per annum, through an increase in plant treatment capacity, together with the development of an underground mine, at an approximate total capital cost of $65 million. The plant expansion was commissioned ahead of time and below budget cost in the March quarter.

The development of an underground decline beneath the Cornwall open pit commenced in April 2001. Development of the underground mine is progressing to plan.

LITHIUM PRODUCTION

Lithium minerals are mined in the distinct spodumene pit, adjacent to the tantalum zone in the Greenbushes pegmatite.

The Greenbushes operation produced a total of 101,212 tonnes of lithium mineral during the 2002 financial year and sold a total of 90,165 tonnes resulting in a slight build up of product inventories.

WESTERN AUSTRALIAN INDUSTRY AND EXPORT AWARD

Sons of Gwalia Ltd has been nominated as a finalist in the 2002 Western Australian Industry and Export Awards in the category, Minerals and Energy Industry Export Award. The nomination is in respect of the company increasing sales of tantalum products from $70.3 million to $183 million over the past five years.

WODGINA OPERATION



Wodgina Mine

The Wodgina Operation is located approximately 100 kilometres south of Port Hedland in the Pilbara region of Western Australia. Wodgina is the world's second largest hard rock tantalum mine, after the Company's Greenbushes operations. The Wodgina tantalite orebodies have been variously worked for tin, tantalum and beryl since their discovery in 1902. The Company acquired Wodgina in 1996 when tantalum resources stood at approximately 2 million lbs Ta_2O_5.

TANTALUM PRODUCTION

The Wodgina Mine completed another record year with production of 0.97 million lbs Ta_2O_5, a 41 per cent increase in production over the previous year. The increase in production is attributable to productivity improvements in the processing plant combined with increased capacity during the last quarter following the successful early completion of the tantalum plant expansion. In the 2003 financial year similar production levels will be maintained.

TANTALUM EXPANSION

In July 2000, the Company announced its intention to increase production capacity at Wodgina to in excess of 1 million lbs Ta_2O_5 per annum, through an increase in treatment capacity, at a capital cost of approximately $35 million. This project was completed ahead of time and below budget cost.

Total Ta_2O_5 Demand - 4.6 million lbs


14%
11%
13%
ELECTRONICS
SUPER ALLOYS
MILL PRODUCTS
CHEMICALS
TANTALUM CARBIDE

MINERAL SANDS OVERVIEW



Mineral sands is a descriptive term covering valuable heavy minerals such as ilmenites and rutile, which are feedstocks into the titanium feedstock industry, and zircon sands, which is used principally in the ceramics industry.

Titanium feedstocks are used in the pigment industry principally for paints and a much smaller proportion is used to produce titanium metal. The global pigment industry is currently in the midst of a recovery from a difficult 2001. The global pigment industry follows world economic growth closely at 2-3 per cent per annum.

Mineral sands deposits comprise ilmenites, rutile and zircon, which have been laid down and concentrated by wave action over many millions of years. Australia and South Africa are the world's largest sources of mineral sands. In Australia the most important mineral sands regions are in Western Australia with the Murray Basin region straddling Victoria and New South Wales quickly becoming a region of world prominence.

The Company holds interests in two joint ventures in the Murray Basin. The combined heavy mineral resources on a 100 per cent basis for both of these joint ventures totals 52 million tonnes of heavy minerals. Given that mineral assemblages in the northern part of the Basin contain proportionately, relatively high levels of high value rutile and zircon, further emphasises the value of these resources.



MBT Joint Venture's Wemen concentrator and dredge, treating 3 million tpa of ore at 4 per cent HM.

MURRAY BASIN MINERAL SANDS

In February 2000, the Company entered into a 50 per cent joint venture with the RZM/Cable Sands Group to develop the Murray Basin mineral sands project in the Murray Basin region of Victoria (MBT Joint Venture). RZM is a wholly owned subsidiary of Nissho Iwai Corporation, one of the world's significent suppliers and distributors of mineral sands. RZM brings significant mineral sands marketing expertise to the joint venture, while Sons of Gwalia has relevant mining and processing expertise.

The Joint Venture has adopted a two-stage development approach to the MBT Joint Venture. The Wemen Project represents the first stage of the development and is planned to produce approximately 30,000tpa rutile, 10,000tpa zircon and 30,000tpa ilmenite.

The Wemen Project is located on the southern edge of the Murray River Flood plain, about two kilometres east of Wemen, 20 kilometres south-west of Robinvale and 85 kilometres south-east of Mildura in the Mallee region of Victoria. The development of the Wemen Project began in the December 2000 quarter, with the establishment of a dredge and wet concentrator at Wemen and a dry separation plant at Mildura.

Production began in the March 2001 quarter. During the first year of operation the project encountered unforeseen difficulties with mining highly indurate sands and some processing difficulties associated with the electrostatic circuit of the separation plant. Remedial actions have been taken and the operating issues have been gradually overcome. During the last quarter, the operation was producing at 80 per cent of target and still showing a clear improvement trend. The experience gained will be invaluable for future planning of the second stage of the development project.

In addition to the MBT Joint Venture interest, the Company holds a 25 per cent direct interest in the BIP Joint Venture with BeMaX Resources NL ("BeMaX"). The BIP Joint Venture owns the significant Ginkgo Mineral Sands project in New South Wales. The Company also holds 16.7 per cent of the issued capital of BeMaX.

The Ginkgo Mineral Sands project is in final feasibility stage with project capital and operating parameters being optimised. Ginkgo has a large reserve base of 5.7 million tonnes of Heavy Minerals and other resources including the Snapper deposit located in close proximity to Ginkgo.

On 26 August 2002 the Company announced a significant agreement, which potentially consolidates it's Mineral Sands strategy in the Murray Basin.

Under the agreement, BeMaX has agreed to purchase Sons of Gwalia's 25 per cent interest in the BIP Joint Venture subject to the satisfaction of certain conditions precedent by 31 October 2002. If the conditions precedent are satisfied, then the Company has the option to purchase an additional 25 per cent interest in the BIP Joint Venture. If Sons of Gwalia elects not to acquire the additional 25 per cent interest, then the sale of the Company's 25 per cent interest to BeMaX will be completed.

At the same time the BIP Joint Venture has entered into an agreement with a large global consumer under which the bulk of the product to be produced from Ginkgo will be sold.

The Company also announced that it was participating in the possible purchase of the assets of RZM/Cable Sands comprising that companies mineral sands operations in Western Australia. These assets include the 50 per cent interest in the MBT Joint Venture.

Sons of Gwalia has now strategically positioned itself to review its current holdings and options in the Murray Basin with the objective of making a decision as to whether it is both economic and beneficial to shareholders to move to a further stage of acquisition and consolidation. The decision, which will be made in late November 2002, will be made after careful analysis of its existing assets and the options it has in respect of both the BeMaX transaction and the potential sale of RZM/Cable Sands.

As a result Sons of Gwalia has achieved a strong position which provides it with the opportunity to create a large new Australian based mineral sands producer. This could be achieved by acquiring 50 per cent interest in the Ginkgo project and other BIP resources, 100 per cent interest in the MBT Joint Venture and Wemen project and consideration of the acquisition of the RZM/Cable Sands operations.

MINERAL SANDS EXPLORATION

Exploration for mineral sands in the Murray Basin continued during 2001/2002. In addition, a small tantalum exploration programme is in progress to evaluate the potential for high grade satellite resources in the Company's tenements in the Pilbara in the vicinity of Wodgina. Expenditure on minerals exploration was $1.2 million.


Ginkgo Project
Twelve Mile Project
Prungle Project
Mildura
THURLA PROCESSING PLANT
New South Wales
Victoria
WEMEN MINE
Ouyen Project
N
40
kilometres
AUSTRALIA
WA
NT
Qld
SA
NSW
VIC
MBT Tenements (SGW 50%)
BIP JV Tenements (SGW 25%)
Heavy Mineral Sands Deposit
State Boarder



← MURRAY BASIN JOINT VENTURE SONS OF GWALIA 50%

The MBT Joint Venture between Sons of Gwalia and the RZM/Cable Sands Group is exploring a 6,000 square kilometre ground holding in the central part of the Murray Basin in Victoria and New South Wales for mineral sands deposits.

Regional exploration during the year identified three new strands at Galileo, Mercury and Titan, in the Ouyen Project, 35 kilometres south-west of the Wemen mine in Victoria. Aggregate Inferred and Indicated Mineral Resources for the three strands, at a 1 per cent heavy mineral (HM) lower grade cut-off, total 65 million tonnes at 6.0 per cent HM for 4 million tonnes of contained HM. In addition, a new strand was identified at Cavalier, 45 kilometres south-west of the Twelve Mile Project in New South Wales. The Inferred Mineral Resource estimate for Cavalier was 26 million tonnes at 3.3 per cent HM containing 0.9 million tonnes of HM (at a 1 per cent HM lower grade cut-off).

Following incorporation of these estimates, the resource inventory for the project, excluding the Reserves at the Wemen mine, has been increased from 15 to 20 million tonnes of HM over the last year.

A number of regional prospects have also been identified which have the potential to add further to the resource inventory with follow-up evaluation drilling planned for the coming year.



ADVANCED MINERALS RESERVES AND RESOURCES

TANTALUM ORE RESERVES			
GREENBUSHES	Tonnes (Mt)	Grade (g/t)	Ta_2O_5 (Mlbs)
Proven	75.4	208	34.9
Probable	13.2	301	4.0
Sub Total	*88.6*	*222*	*43.9*
WODGINA	Tonnes (Mt)	Grade (g/t)	Ta_2O_5 (Mlbs)
Proven	31.0	399	27.3
Probable	32.5	334	23.9
Sub Total	*63.5*	*366*	*51.2*
Total Ore Reserves	**152.1**	**282**	**95.1**

TANTALUM MINERAL RESOURCES			
GREENBUSHES	Tonnes (Mt)	Grade (g/t)	Ta_2O_5 (Mlbs)
Measured	63.5	211	29.0
Indicated	45.8	222	22.0
Inferred	25.8	236	13.0
Sub Total	*135.1*	*220*	*64.0*
WODGINA	Tonnes (Mt)	Grade (g/t)	Ta_2O_5 (Mlbs)
Measured Open Cut	4.0	170	1.0
Indicated Open Cut	19.0	177	7.0
Inferred Open Cut			
Sub Total	*23.0*	*176*	*8.0*
Total Mineral Resources	**158.1**	**213**	**72.0**

LITHIUM ORE RESERVES			
GREENBUSHES	Tonnes (Mt)	Grade (%)	Li_2O (K tonnes)
Proven	4.46	3.9	173.9
Probable	3.50	4.2	147.0
Sub Total	*7.96*	*4.0*	*320.9*

LITHIUM MINERAL RESOURCES			
GREENBUSHES	Tonnes (Mt)	Grade (%)	Li_2O (K tonnes)
Measured	1.50	3.5	52.5
Indicated	3.40	3.4	115.6
Infered			
Sub Total	*4.90*	*2.4*	*168.1*

Notes:
1. Rounding may cause minor computational discrepancies.
2. Mineral Resources are in addition to Ore Reserves
3. Ore Reserves are derived by depleting last years reported figures with reconciled mined production.
4. Mineral Resources are in-situ and have no economic constraint applied.
5. Ore Reserves are estimated using contracted forward Ta_2O_5 prices inside maximum cash flow optimised pit, and quoted at the marginal economic cut-off for each project.
6. Previously unreported Indicated and Inferred Mineral Resources have been included here.
7. Greenbushes Mineral Resources and Ore Reserves are a summation of open pit and underground.

The information contained in the report to which this statement is attached that relates to Tantalum and Lithium Ore Reserves and Mineral Resources has been edited by Mr Clay Gordon using information compiled by Mr Deric Davidson and Mr Richard Beazley (Greenbushes) and Mr Phil Jankowski and Mr Santi Pal (Wodgina).

All persons named above are members of The Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists and are full time employees of the Company. All have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the 1999 edition of the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves'. All consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

MURRAY BASIN MINERAL SANDS

MINERAL SANDS ORE RESERVES AS AT 30 JUNE 2002

Project	Deposit	Classification	Tonnage Mt	Grade (% HM)	Contained HM (Mt)	SGW Share Contained HM (Mt)	Heavy Mineral Assemblage			
							Slimes (%)	Rutile %	Zircon %	Ilmenite %
MBT JV	Wemen North	Proven	2.8	5.7	0.16	0.08	13	28	12	52
		Probable								
	Wemen South	Proven	2.8	6.0	0.17	0.09	3	29	10	52
		Probable	1.4	5.4	0.08	0.04	9	29	10	52
		Total MBT JV	**7.0**	**5.9**	**0.41**	**0.21**				
BIP JV	Ginkgo	Proven	133.0	3.9	5.19	1.30		12	10	64
		Probable	51.0	0.9	0.46	0.11		13	10	65
		Total BIP JV	**184.0**	**3.1**	**5.65**	**1.41**				
	Total Ore Reserves		**191.0**	**3.2**	**6.06**	**1.62**				

MINERAL SANDS MINERAL RESOURCES AS AT 30 JUNE 2002

Project	Deposit	Classification	Tonnage Mt	Grade (% HM)	Contained HM (Mt)	SGW Share Contained HM (Mt)	Heavy Mineral Assemblage			
							Slimes (%)	Rutile %	Zircon %	Ilmenite %
Wemen	Wemen North	Measured	6.6	3.5	0.23	0.12	14	32	10	47
		Indicated	0.3	2.2	0.01	0.00	9	32	11	47
	Wemen South	Measured	3.9	2.9	0.11	0.06	4	39	9	38
		Indicated	2.8	2.9	0.08	0.04	7	32	9	47
Prungle	Cylinder	Indicated	34.7	3.5	1.21	0.61	2	21	13	59
		Inferred	18.6	1.9	0.35	0.18	2	23	10	58
	Karra	Inferred	127.8	4.0	5.11	2.56	3	19	12	51
	Finigans Tank	Inferred	7.8	4.5	0.35	0.18	14	26	18	51
Ouyen	Galileo	Indicated	9.8	9.9	0.97	0.49	7	16	10	59
		Inferred	13.4	4.2	0.56	0.28	13	16	10	59
	Mercury	Indicated	33.5	5.7	1.91	0.96	11	23	11	57
	Titan	Indicated	7.9	5.3	0.42	0.21	13	17	9	58
Twelve Mile	Western Strands	Inferred	60.1	1.8	1.08	0.54	5	14	14	62
	Triangle	Indicated	41.3	2.2	0.91	0.46	4	18	12	60
	Birthday Gift	Measured	12.4	3.3	0.41	0.21	4	15	10	64
		Indicated	48.0	2.8	1.34	0.67	4	15	10	64
Willandra West	Brigantine	Inferred	13.1	3.5	0.46	0.23	5	19	9	55
	Byrnes Tank	Inferred	8.7	2.7	0.23	0.12	3	14	10	64
	Doubloon North	Inferred	13.1	3.5	0.46	0.23	2	21	11	54
	Blind Pew	Inferred	49.1	2.3	1.13	0.57	2	11	10	67
	Trelawney	Inferred	47.0	2.6	1.22	0.61	3	11	13	65
	Cavalier South	Inferred	11.4	3.0	0.34	0.17	2	17	10	52
	Cavalier North	Inferred	14.9	3.6	0.54	0.27	2	13	15	55
	Jacks Tank North	Inferred	13.0	1.9	0.25	0.13		12	31	50
	Jacks Tank South	Inferred	41.0	2.6	1.07	0.54		21	15	55
		Total MBT JV	**640.2**	**3.2**	**20.75**	**10.38**				
BIP JV	Ginkgo	Measured	30.3	1.9	0.56	0.14	2	12	10	64
		Indicated	27.3	1.9	0.50	0.13	2	14	10	64
	Snapper	Indicated	109.0	4.8	5.20	1.30	3			
	Winchester	Inferred	103.0	4.1	4.30	1.08	2			
	Gallipoli	Inferred	461.0	2.0	9.10	2.28	3			
	Minervah	Inferred	35.0	3.0	1.00	0.25	2			
	Crayfish	Inferred	144.0	1.5	2.20	0.55	6			
	Laburnum	Inferred	70.0	2.9	2.10	0.53	4			
	Somme	Inferred	40.0	1.6	0.70	0.18	4			
		Total BIP JV	**1,019.6**	**2.5**	**25.67**	**6.42**				
	Total Mineral Resources		**1,659.8**	**2.8**	**46.42**	**16.79**				

Notes:
1. Mineral Resources are in addition to Ore Reserves.
2. SGW's direct share of MBT JV and BIP JV is 50% and 25% respectively.
3. SGW also owns 15% of BeMaX's 75% share in BIP JV and 60% share of BB JV (not reported here).
4. The Wemen "in addition" Mineral Resource have been derived by depleting the Ore Reserve from the "inclusive" in-situ figure provided by D Speijers.
5. The MBT JV Mineral Resources at Wemen, Prungle and Twelve Mile Projects were estimated by McDonald Speijers by interpretation and block modelling and are quoted at a 1% HM lower cut-off grade. Bulk densities were derived from the HM content by the formula: 1.57 + 0.01*HM%.
6. The remaining MBT JV Mineral Resources were estimated using polygonal cross-sectional methods with a 1% HM lower cut-off grade and a density of 1.7t/m3.
7. Overburden thickness for MBT JV Mineral Resources varies between 10m and 40m.
8. Median grain size (D50) varies between 125 and 180 microns for MBT JV.
9. Mineralogy for MBT JV Mineral Resource estimates is based on XRF analysis of composite HM concentrate fractions completed by Cable Sands (WA) or RZM Pty Ltd.
10. Mineralogy for Cavalier, Cylinder, Galileo, Mercury and Titan prospects remain preliminary with investigations in progress.
11. Ilmenite = Ilmenite + Altered Ilmenite + Leucoxene.
12. BIP JV Mineral Resource and Ore Reserve figures sourced from BeMaX Resources NL.
13. The Gingko Ore Reserves quoted are diluted and include some waste and low grade resources (ie mineral resources below the 1% heavy mineral cut-off used for reporting mineral resources), which occur below the proposed top and base of mining in the mine design.

The information contained the report to which this statement is attached that relates to Mineral Sands Ore Reserves and Mineral Resources has been edited by Mr Clay Gordon using information compiled by Mr Diederik Speijers and Mr Ian Shackleton (MBT JV) and Mr Norm Hanson and Mr John Noakes (BIP JV) who are all members of The Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists. Mr Shackleton is a full time employee of the MBT Joint Venture while Mr Speijers is employed by McDonald Speijers, Mr Noakes was employed by BeMaX (since retired) and Mr Hanson is a consultant and undertook the work on behalf of Whittle Consulting Pty Ltd for BeMaX Resources NL. All have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as Competent Persons as defined in the 1999 edition of the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves'. All consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.



CONTENTS



DIRECTOR'S REPORT

The Directors present their report on the consolidated accounts for the year ended 30 June 2002 made in accordance with a resolution of the Board.

DIRECTORS

The names and details of the Directors of the Company in office during the financial year and at the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

P K LALOR, LL.B (EXECUTIVE CHAIRMAN)

Mr Lalor joined the Company as Managing Director when it was formed in 1982 and was appointed Executive Chairman in April 1997. Mr Lalor is a law graduate from the University of Western Australia and practised in Perth prior to starting Sons of Gwalia with his brother Chris, in 1981. He is a member of both the Audit and Risk Management Committee and Compensation and Remuneration Committee.

He has significant legal and commercial experience and has been actively involved in Perth's business and industry sectors for many years.

Mr Lalor is currently the President of the Chamber of Minerals & Energy of Western Australia (Inc) and Vice-President of the Minerals Council of Australia in Canberra. He is a Director of the London-based World Gold Council, and a member of the Board of Directors of Gold Corporation. Mr Lalor was recently appointed to the Premier's Science Council, a significant election initiative of the Western Australian Government. He is also a member of the WA Government's recently established State Development Forum.

M CUTIFANI, BEng (MINING), FELLOW AusIMM (MANAGING DIRECTOR)

Mr Cutifani joined Sons of Gwalia in March 2000 as Managing Director. Prior to joining the Company, he worked for various mining companies in senior management positions including Normandy Mining Limited, Western Mining Corporation Limited, Kalgoorlie Consolidated Gold Mines and CRA. His experience covers a broad range of commodities including gold, nickel, coal and other minerals. His experience also includes senior management positions in both operating and business development areas.

Mr Cutifani is a member of the AusIMM Mineral Valuation Advisory Committee, AusIMM OH&S Advisory Committee, Board of Advisors of Curtin Graduate School of Business and the CSIRO Mineral Sector Advisory Council.

C J LALOR, LL.B (EXECUTIVE DIRECTOR - LEGAL AND COMMERCIAL)

Mr Lalor was a founding Director of the Company when it was formed in 1982 and listed on the Australian Stock Exchange in 1983. He is a Director of Pacific Wildcat Resources Corporation, a company listed on the Canadian Exchange. Mr Lalor is a member of the Environmental Committee.

T A LANG, FCA (NON-EXECUTIVE DIRECTOR)

Mr Lang was appointed as a Non-Executive Director of Sons of Gwalia in November 1998. He is a Chartered Accountant who was senior partner in the Perth Office of Deloitte Touche Tohmatsu until his retirement in 1990. He is Chairman of the Construction Industry Long Service Leave Board of Western Australia. He is also a Director of Service Finance Corporation Ltd.

Mr Lang is the Chairman of the Audit and Risk Management and the Compensation and Remuneration Committees and a member of the Board Nomination Committee.

PROFESSOR M R RICHMOND, BSc (HONS), BComm (NON-EXECUTIVE DIRECTOR)

Professor Richmond was appointed as a Non-Executive Director of Sons of Gwalia in August 2000. Professor Richmond spent 30 years with the Rio Tinto Group, and immediately prior to his retirement was the Managing Director Development of Hamersley Iron Pty Limited, Deputy Chairman of the Australian Minerals Research Council, Vice President of the WA Chamber of Minerals and Energy, Non-Executive Director of Amdel Limited and Non-Executive Director of Hismelt Corporation. Currently he holds a number of other posts being Chairman of the Resources Institute of Western Australia, Non-Executive Director of Magnesium International Ltd and SGS (Aust) Ltd and a Senator at Murdoch University. Professor Richmond is an Associate of AusIMM and the Strategic Planning Institute in the US and a Fellow of the Australian Academy of Technology, Science and Engineering. Professor Richmond is Professorial Fellow jointly to the University of WA Business School and Faculty of Engineering and Science.

M J HILLBECK, BSc (HONS), (EXECUTIVE DIRECTOR)

Mr Hillbeck retired in July 2001.

CORPORATE GOVERNANCE STATEMENT

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Sons of Gwalia Ltd support and have adhered to the principles of corporate governance.

The Board of Directors of Sons of Gwalia Ltd is responsible for the corporate governance of the consolidated entity.

The Board of Directors guides and monitors the business and affairs of the Company on behalf of shareholders, by whom the Directors are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities it has established guidelines for nomination and selection of Directors and for the operation of the Board.

Composition of the Board

The Board is currently composed of two Non-Executive Directors, two Executive Directors and an Exectuive Chairman. The Board keeps its size and composition under review, including the balance of experience and perspectives, and regularly reviews its procedures and practices to ensure all Directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

Membership of the Board is reviewed from time to time at Board level. Possession of the appropriate qualifications and skills relative to the industry is a prerequisite for nomination for Board membership.

With the exception of the Managing Director, each Director shall retire from office at the third annual general meeting following their appointment and if they so desire submit themselves for re-election. At least one Director must retire from office at each annual general meeting and therefore if no director is due to retire, the longest serving director shall retire. Directors appointed during the year to fill casual vacancies retire at the next following annual general meeting. Retiring Directors are eligible for re-election.

Directors are not required to own shares in the Company. However, details of shares they do hold are in note 32(b)(ii) of this report.

Under the Company's constitution, the maximum age for Directors is 72 years.

Under current practice, there are regular scheduled Board meetings each year. Directors also allocate time to Board Committees, and give the Company the benefit of their expertise on a consultative basis. The Board's general approach is to operate as a whole across the range of its responsibilities.

The current Board Committees are listed below with their members and their roles.

Audit and Risk Management Committee

The Audit and Risk Management Committee was separately constituted by the Board in 1993. During the year the Board reviewed and reconfirmed the Charter of the Committee. Under the Charter, the role of the Committee is to assist the Board in establishing and maintaining a framework of internal control and ethical standards for the management of the economic entity.

It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Committee is also responsible for the nomination of the external auditor and reviewing the adequacy of the scope and quality of the audits and reviews performed. Ernst and Young were appointed as the external auditor in 1983 and have continued in this capacity since.

During the year, the Committee also established a Charter of Audit Independence to reaffirm its commitment to best practice corporate governance, the maintenance of meaningful financial reporting and the integrity of high quality independent statutory audit. The key elements of the Charter are:

- The external auditor is required to have regular communications with the Committee, and at appropriate times this communication will take place without management present.
- To ensure that there is no perception that the objectivity of the external auditor may be compromised, the Committee has established guidelines covering the amount of non audit fees that can be paid to the external auditor, nominated non-audit services which may not be provided by the external auditor and established protocols for the approval of non-audit services based on estimated fee thresholds.

- The external auditor is required to commit to a rotation of the senior audit partner at least every seven years with the next rotation to occur for 30 June 2003 financial year.
- The external auditor must at all times comply with the highest standards of independence promulgated by either the Securities Exchanges Commission in the USA or the Australian Securities and Investment Commission in Australia.

  The members of the Audit Committee during the year were T A Lang (Chair), P K Lalor and M Cutifani. In accordance with recent changes to accepted principles of Corporate Governance M Cutifani resigned from the Committee and was replaced by M R Richmond with effect from 1 July 2002. This results in the Committee being composed of a majority of non-executive directors.

Compensation and Remuneration Committee
T A Lang (Chair), P K Lalor and M R Richmond - the Committee has been in place since 1994. It reviews the levels and form of remuneration for the Directors and senior executives in accordance with the principles outlined in the "Directors and Other Officer's Emoluments" section of this report.

Safety, Health and Environment Committee
M R Richmond (Chair), C J Lalor and M Cutifani – the Committee was established to ensure compliance with the Company's environment and safety responsibilities and advise the Board on strategy and performance with respect to safety and environmental management matters.

Board Nomination Committee
P K Lalor and T A Lang – the Committee was put in place for the purpose of ensuring the Board continues to operate within established guidelines, including when necessary, selecting candidates for the position of director.

Board Responsibilities
As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks. The Board seeks to discharge these responsibilities in a number of ways.

The responsibility for the operation and administration of the economic entity is delegated by the Board to the Executive Chairman, Managing Director and the executive team. The Board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of the committees referred to above, these mechanisms include the following:

- Board approval of a strategic plan, which encompasses the entity's goals and strategic direction, designed to meet stakeholders' needs and manage business risk;
- the strategic plan is a dynamic document and the Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;
- implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- procedures to allow Directors, in the discharge of their duties, to seek independent professional advice at the company's expense;
- establishment of a management executive committee which is responsible for the review and approval of all significant business transactions, commitments or arrangements within defined limits; and
- establishment of a management treasury committee – the Board is responsible for managing the organisations financial risk and delegates certain responsibilities to the management treasury committee, which advises the Board on such matters as the entity's liquidity, currency, interest rate and credit policies and exposures and monitors management's actions to ensure they are in line with company policy.

Monitoring of the Board's Performance and Communication to Shareholders
In order to ensure that the Board continues to discharge its responsibilities in an appropriate manner, the performance of all Directors is reviewed annually by the Chairperson.

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to the shareholders through:

- the annual report which is distributed to all shareholders;
- the half-year report distributed to all shareholders;
- quarterly reports and other relevant information distributed to all shareholders; and
- the annual general meeting and other meetings so called to obtain approval for board action as appropriate.

INTERESTS IN THE SHARES OF THE COMPANY
As at the date of this report, the interest of the Directors in the shares and options of the Company and related bodies corporate were:

	Ordinary Shares
P K Lalor	868,689
M Cutifani	-
C J Lalor	697,466
T A Lang	65,034
M R Richmond	-

EARNINGS PER SHARE	Cents
Basic earnings per share	38.2
Diluted earnings per share	38.2

RESULTS AND DIVIDENDS	$'000
The consolidated economic entity net operating profit for the year after providing for income tax expense amounted to:	57,163
During the year, an unfranked interim dividend of 12.5 cents per share was paid requiring funds amounting to:	20,555
The Directors have declared an unfranked final dividend of 7.5 cents per ordinary share requiring funds amounting to:	12,392
A final dividend of 12.5 cents per ordinary share was paid for the year ended 30 June 2001, requiring funds amounting to:	17,932

CORPORATE STRUCTURE
Sons of Gwalia Ltd is a company limited by shares that is incorporated and domiciled in Australia. Sons of Gwalia Ltd has prepared a consolidated financial report incorporating the entities that it controlled during the financial year.

NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES
The principal activities of the economic entity during the course of the financial year were mining and exploration for gold and advanced minerals.

There have been no significant changes in the nature of those activities during the year.

DIRECTOR'S REPORT

EMPLOYEES

The consolidated entity employed 861 employees as at 30 June 2002 (2001:603 employees).

REVIEW OF OPERATIONS

A review of the economic entity's operations during the financial year and the results of those operations are set out in the section entitled "Review of Operations" elsewhere in this report.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the economic entity were as follows:

1) During the year the economic entity completed a takeover offer for all of the issued ordinary shares of PacMin Mining Corporation Ltd ("PacMin"). The terms of the offer were five ordinary shares in Sons of Gwalia Ltd for every twenty-eight ordinary shares in PacMin plus a cash offer for the PacMin convertible preference shares on issue. The total consideration paid pursuant to the takeover amounted to $184.1 million, of which $50.6 million was cash and the balance consisted of fully paid ordinary shares in Sons of Gwalia Ltd.

2) Following the takeover of PacMin, the economic entity substantially restructured its statement of financial position by completing a A$100 million equity placement in December 2001, placing an additional private note for US$50 million, which matures in 2007-2010 and establishing banking facilities of A$90 million.

3) The economic entity completed the expansion of its tantalum business, which involved total expenditure of approximately $100 million to more than double annual tantalum production.

4) The economic entity sold its 70% interest in the Kemerton Silica Sand Project for cash consideration of $15 million with the purchasers assuming responsibility for all remaining project debt. The economic entity realised a $7.7 million profit on the sale.

5) Also during the year the economic entity continued its strategic investment into the mineral sands industry acquiring all of the issued capital of Probo Mining NL ("Probo"). The purchase price consisted of $5.5 million in cash and 500,000 Sons of Gwalia Ltd shares to be issued in approximately 12 months time. Probo has a 25% interest in BIP Joint Venture ("BIPJV") which houses two substantial mineral sands resources in the Ginkgo and Snapper Projects. Also subsequent to year-end the economic entity made further announcements in relation to its interest in the BIPJV, which are noted in the "significant events subsequent to end of financial year" section of this report.

   Total equity has increased from $320.629 million as at 30 June 2001 to $620.638 million at 30 June 2002. The net increase of $300.009 million is attributed to the following:

	$'000
Consolidated operating profit of the Company for the year after tax	57,163
Issue of 23,560,760 fully paid ordinary shares pursuant to the takeover of PacMin, at $5.667 per share	133,529
Issue of 18,258,116 fully paid ordinary shares pursuant to equity placements and the Small Shareholder Purchase Plan conducted during the year, at $6.700 per share	122,325
Issue of 1,539,547 fully paid ordinary shares pursuant to the Company's Dividend Reinvestment and Share Investment Plans, at $6.098 per share	9,388
Issue of 517,750 fully paid ordinary shares pursuant to the Company's Employee Share Scheme, at $6.625 per share	3,430
Cancellation of 340,555 fully paid ordinary shares at $7.288 per share pursuant to the Company's On-Market Share Buy Back Scheme	(2,482)
Dividends provided for, or paid	(23,275)
Decrease in outside equity interest	(42)
Decrease in foreign currency translation reserve	(27)
INCREASE IN TOTAL EQUITY	300,009

SIGNIFICANT EVENTS SUBSEQUENT TO END OF FINANCIAL YEAR

1) On 26 August 2002 the economic entity announced it had reached an agreement with BeMax Resources Ltd ("BeMaX") the terms of which were as follows:

   a) BeMaX has agreed to purchase the economic entities 25% interest in the BIPJV on or before 31 October 2002. The consideration for the purchase consists of $10 million in cash and a further $4 million in cash or shares in BeMaX.

   b) At the same time, BeMaX has granted the economic entity an option to buy back the economic entities 25% interest referred to in clause 1 above and in addition purchase a further 25% interest in the BIPJV from BeMaX. The option can be exercised by the economic entity on or before 29 November 2002 and would involve the payment of $25 million by the economic entity to BeMaX to acquire 50% in the BIPJV. BeMaX would retain the other 50% interest.

   The above agreement provides the economic entity with the opportunity to evaluate the merits of increasing its interest in the BIPJV and the Murray Basin mineral sands province or, alternatively, to exit from the BIPJV at a profit.

2) In August 2002 the Board of Directors declared a final dividend for the financial year ended 30 June 2002 of 7.5 cents per fully paid ordinary share. The dividend is unfranked and will be paid to all shareholders on the share register of Sons of Gwalia Ltd at 5pm WST on 31 October 2002.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Likely future developments in the operations of the economic entity are referred to in the accompanying Directors' Report and Review of Operations. Other than as referred to in this report, further information as to likely developments in the operations of the economic entity and expected results of those operations would, in the opinion of the Directors, be speculative and not in the best interest of the economic entity.

ENVIRONMENTAL REGULATION AND PERFORMANCE

Sons of Gwalia Ltd is a signatory to the Australian Minerals Industry Code for Environmental Management. The "Code" is a voluntary initiative that provides a framework for continuous improvement of the Company's mining operations. The Code commits the Company to a series of environmental management principles, an annual performance survey and public environmental reporting and verification.

An example of the application of code principles relates to our Leonora operations. The Company is pleased to report that rehabilitation of historic mine sites has been achieved to a high standard and with tremendous cost and operating efficiencies gained from the integration of rehabilitation and mining activities. The Company has submitted a case study of this integrated process for the State's premier mining environmental awards – the Golden Gecko. The case study is based on the satellite pit operations around Leonora.

The consolidated entity holds licenses issued by the relevant environmental protection authorities of the various jurisdictions in which the group operates. This requires that sites operate subject to particular approval, licence or Ministerial Conditions.

Sixteen environmental incidents were reported to relevant regulatory authorities during the reporting period. Of these, four were noise-related issues, two were regarding tailings management, seven involved saline water and three were related to hydrocarbon management.

The increased number of incidents being reported both internally and to regulatory authorities is indicative of the increased awareness of environmental issues following the implementation of an internal environmental training program.

Six community contacts regarding environmental matters were received during the period. Two of these related to processing by-products, two related to dust emissions, one related to noise and one related to uncapped exploration drill holes.

All issues have been, or are presently being addressed in consultation with the relevant regulatory authority. No convictions in relation to breaches of environmental conditions have been recorded against the economic entity during the reporting period.

Corporate commitment to improved environmental performance continued. Internal auditing and the Australian Minerals Industry Code for Environmental Management survey showed marked improvement. The 2001/02 Environmental Performance Report, scheduled for release in November 2002, will provide further details.

SHARE OPTIONS

During the year the previous employee share incentive scheme expired and was replaced by the new executive options scheme. The new scheme is more restricted than the previous scheme with only 11 executives eligible to participate in the scheme. Currently, no Executive or Non-Executive Directors participate in the scheme. Also the allocation of options under the scheme is subject to meeting various performance hurdles in relation to Group and Divisional net profit and cashflow targets and subject to individual and departmental cost performance.

At the date of this report, there are 875,000 unissued ordinary shares under option, details of which, are as follows:

- exercise price of $7.57;
- a term of five years expiring on 29 November 2006; and
- exercisable only between 30 November 2003 and 29 November 2006.

The 29 November 2006 options were granted pursuant to directors meeting on 14 November 2001.

No person entitled to exercise these options had, or has any right by virtue of these options, to participate in any share issue of any other body corporate.

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS

During or since the end of the financial year 517,750 options to acquire fully paid ordinary shares in the capital of the Company have been exercised at a price of $6.625.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During or since the financial year, the Company paid a premium of $13,662 to insure the Directors and Officers of the Company and its Australian-based controlled entities.

The liabilities insured are damages and legal costs that may be incurred in defending civil or criminal proceedings that may be bought against the officers in their capacity as officers of entities in the consolidated entity.

The Company has entered into Deeds of Insurance, Indemnity and Access agreements with current and future Directors. The agreements were approved at the annual general Meeting held on 16 November 2001.

DIRECTORS' MEETINGS

During the year, 22 Directors' Meetings, 3 Audit and Risk Management Committee Meetings, 3 Compensation and Remuneration Committee Meetings and 3 Safety, Health and Environment Committee meetings were held. The number of Meetings at which Directors were in attendance is as follows:

	Directors' Meetings		Audit and Risk Management Committee Meetings		Compensation & Remuneration Committee Meetings		Safety Health & Environment Committee Meetings	
	Meetings held while in office	Meetings attended	Meetings held while in office	Meetings attended	Meetings held while in office	Meetings attended	Meetings held while in office	Meetings attended
P K Lalor	22	21	3	3	3	3	-	-
M Cutifani	22	21	3	3	-	-	3	3
C J Lalor	22	15	-	-	-	-	3	3
T A Lang	22	22	3	3	3	3	-	-
M R Richmond	22	21	-	-	3	3	3	3

All Directors held office and were members of the relevant committees for the whole financial year.

As at the date of this report and for the whole of the financial year, the Company had an Audit and Risk Management Committee, a Compensation and Remuneration Committee, a Safety, Health and Environment Committee and a Board Nomination Committee of the Board of Directors.

DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

The Compensation and Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and the executive team. The Compensation and Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to surveys and advice provided by qualified remuneration consultants and relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms, including cash and fringe benefits such as, motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating additional costs for the Company.

To assist in achieving these objectives, the Compensation and Remuneration Committee links the nature and amount of the Executive Directors' and officers' emoluments to the Company's financial and operational performance. All senior executives, with the exception of Executive Directors, have the opportunity to qualify for participation in the executive options scheme where specified criteria are met, including criteria relating to profitability, cash flow, cost control, occupational health and safety and environmental performance. Details regarding the issue of share options under this plan are provided in Note 31(b) to the financial statements.

Details of the nature and amount of each element of the emolument of each Director of the Company and each of the five executive officers of the Company and the economic entity receiving the highest emolument for the financial year are as follows:

EMOLUMENTS OF DIRECTORS OF THE COMPANY

	Annual Emoluments			Long Term Emoluments		
	Base Salary/ Fees	Bonus*	Other	Termination & Similar Payments	Super-annuation	Options Granted During the Year
	$	$	$	$	$	Number
P K Lalor	825,000	80,000	74,097	-	8,416	-
M Cutifani	616,808	50,000	25,091	-	8,416	-
C J Lalor	421,064	40,000	69,212	-	48,736	-
T A Lang	-	-	-	-	67,500	-
M R Richmond	62,500	-	712	-	5,000	-
M J Hillbeck	3,177	-	1,055	612,446	305	-

* Note that the bonuses referred to above are in respect of the 2000/01 financial year but were paid in the 2001/02 financial year.

EMOLUMENTS OF THE FIVE MOST HIGHLY PAID EXECUTIVE OFFICERS OF THE COMPANY AND THE ECONOMIC ENTITY

	Annual Emoluments			Long Term Emoluments	
	Base Salary/ Fees $	Bonus* $	Other $	Super-annuation $	Options Granted During the Year Number
M H Adams	290,000	20,000	18,396	29,000	75,000
M D Bale	200,901	15,000	18,772	80,590	75,000
C W Foley	203,235	14,280	37,094	22,000	75,000
D A Paull	284,323	15,300	28,838	29,111	100,000
S T Pearce	338,302	10,000	22,001	34,000	100,000

*Note that the bonuses referred to above are in respect to 2000/01 financial year but were paid in the 2001/02 financial year.

Options granted to executive officers have been valued via two option pricing models which take into account factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the options. Under both pricing models, the value of the total 875,000 options issued is approximately $1.3 million.

The terms 'Director' and 'Officer' have been treated as mutually exclusive for the purpose of this disclosure. The elements of emoluments have been determined on the basis of the cost to the Company and the economic entity. Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and the economic entity. The category 'other' includes the value of any non-cash benefits provided.

ROUNDING

The amounts contained in this report have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed for and on behalf of the Board in accordance with a resolution of the Directors.

P K LALOR
Executive Chairman

M CUTIFANI
Managing Director

Perth, 27 September 2002



INDEPENDENT AUDIT REPORT

To the Members of Sons of Gwalia Ltd

Scope

We have audited the financial report of Sons of Gwalia Ltd for the financial year ended 30 June 2002, as set out on pages 49 to 83, including the Directors' Declaration. The financial report includes the financial statements of Sons of Gwalia Ltd, and the consolidated financial statements of the economic entity comprising Sons of Gwalia Ltd and the entities it controlled at year's end or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the Company's and the economic entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Sons of Gwalia Ltd is in accordance with:

a) the Corporations Act 2001 including:

 i) giving a true and fair view of the Company's and the economic entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

 ii) complying with Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements.

ERNST & YOUNG

J P DOWLING
Partner

Perth, 27 September 2002

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sons of Gwalia Ltd, we state that:

1) In the opinion of the Directors:

   a) the financial statements and notes of the Company and of the economic entity are in accordance with the Corporations Act 2001, including;

      i) giving a true and fair view of the Company's and economic entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

      ii) complying with Accounting Standards and Corporations Regulations 2001; and

   b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 10(d) will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

P K LALOR
Executive Chairman

M CUTIFANI
Managing Director

Perth, 27 September 2002



STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2002

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
Sales from gold and advanced mineral operations	2(a)	520,035	428,939	194,714	188,948
Cost of sales	2(c)	(381,991)	(295,549)	(171,156)	(145,427)
Other revenues from ordinary activities	2(b)	14,916	6,477	61,921	23,898
Borrowing costs expensed	2(d)	(22,803)	(16,272)	(19,923)	(16,201)
Exploration expensed		(8,000)	(10,064)	(8,000)	(8,612)
Other expenses from ordinary activities	2(e)	(51,846)	(26,952)	(51,050)	(21,716)
Profit from ordinary activities before income tax		70,311	86,579	6,506	20,890
Income tax (expense)/benefit attributable to ordinary activities	3	(13,148)	(22,897)	6,511	(3,589)
Net profit attributable to members of the Company	24(f)/2(f)	57,163	63,682	13,017	17,301
Net exchange differences on translation of financial statements of foreign controlled entity		(27)	0	0	0
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Sons of Gwalia Ltd		57,136	63,682	13,017	17,301
Basic earnings per share (cents per share)		38.2	53.9		
Diluted earnings per share (cents per share)		38.2	53.4		



STATEMENT OF FINANCIAL POSITION AT 30 JUNE 2002

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
CURRENT ASSETS					
Cash assets	25(a)	70,241	75,745	15,938	11,285
Receivables	5	36,774	34,612	5,527	6,107
Other financial assets	6	150	158	102	119
Inventories	7	60,490	33,598	5,323	9,334
Other	8	1,683	476	547	465
TOTAL CURRENT ASSETS		169,338	144,589	27,437	27,310
NON-CURRENT ASSETS					
Receivables	9	96	0	155,185	0
Other financial assets	10	13,738	13,331	484,024	295,088
Inventories	11	18,173	16,268	18,173	16,268
Property, plant and equipment	12	244,701	141,632	52,388	46,538
Deferred tax assets	3	22,819	12,257	3,203	2,657
Expenditure carried forward	13	435,849	234,264	109,263	107,567
Mineral exploration expenditure	14	327,576	147,998	51,921	54,445
Other	15	27,018	34,833	38,858	46,673
TOTAL NON-CURRENT ASSETS		1,089,970	600,583	913,015	569,236
TOTAL ASSETS		1,259,308	745,172	940,452	596,546
CURRENT LIABILITIES					
Payables	17	100,028	57,910	64,433	48,424
Interest bearing liabilities	18	7,896	2,552	2,651	2,286
Provisions	19	10,506	21,259	8,416	20,106
Other	20	894	682	894	682
TOTAL CURRENT LIABILITIES		119,324	82,403	76,394	71,498
NON-CURRENT LIABILITIES					
Interest bearing liabilities	21	345,268	239,359	312,656	239,033
Provisions	22	17,519	13,698	2,185	3,447
Deferred tax liabilities	3	139,649	89,083	42,639	48,832
Other	23	16,910	0	16,910	0
TOTAL NON-CURRENT LIABILITIES		519,346	342,140	374,390	291,312
TOTAL LIABILITIES		638,670	424,543	450,784	362,810
NET ASSETS		**620,638**	**320,629**	**489,668**	**233,736**
EQUITY					
Parent entity interest					
Contributed equity	24(a)	484,933	218,743	484,933	218,743
Reserves	24(e)	(27)	0	0	0
Retained profits	24(f)	135,389	101,501	4,735	14,993
TOTAL PARENT ENTITY INTEREST IN EQUITY		620,295	320,244	489,668	233,736
Outside equity interest	24(g)	343	385	0	0
TOTAL EQUITY		**620,638**	**320,629**	**489,668**	**233,736**



STATEMENT OF CASH FLOWS YEAR ENDED 30 JUNE 2002

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		525,004	422,953	196,524	191,901
Payments to suppliers and employees		(424,723)	(277,504)	(147,770)	(128,743)
Dividends received		0	2	0	10,200
Interest received		2,562	2,596	173	10,576
Interest paid		(21,260)	(17,568)	(18,380)	(17,496)
Other receipts		2,155	1,634	2,492	1,012
Exploration expenditure		(12,547)	(18,635)	(11,301)	(14,017)
Royalties received		82	206	82	206
Royalties paid		(14,222)	(11,004)	(4,302)	(4,776)
Income tax (paid)/refunded		528	(6,163)	0	(124)
NET CASH FLOWS FROM OPERATING ACTIVITIES	25(b)	57,579	96,517	17,518	48,739
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of property, plant and equipment		(90,823)	(40,557)	(27,801)	(9,722)
Proceeds from sale of property, plant and equipment		149	650	149	383
Purchase of shares		(5,698)	(6,307)	(5,577)	(6,307)
Proceeds from sale of shares		17,517	696	595	696
Proceeds on the sale of exploration properties		3,044	0	0	0
Expenditure on project and mine development		(40,386)	(35,915)	(10,882)	(27,149)
Acquisition of controlled entities and joint venture interests net of cash acquired	25(c)	(42,869)	(28,517)	(50,571)	(28,466)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(159,066)	(109,950)	(94,087)	(70,565)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from borrowings		95,000	0	95,000	0
Proceeds from the issue of bonds		107,182	220,525	107,182	220,525
Loan establishment fees		0	(5,407)	0	(5,407)
Proceeds from issue of shares		125,756	22,129	125,756	22,129
Payment for shares bought back		(2,482)	(659)	(2,482)	(659)
Interest bearing liability repayments – other		(186,393)	(150,911)	(95,000)	(150,911)
Loans to controlled entities		0	0	(112,022)	(46,407)
Finance lease principal repaid		(5,929)	(2,601)	(61)	(2,141)
Payment for hedge book and FX restructure		(8,018)	(5,723)	(8,018)	(5,723)
Dividends paid		(29,133)	(14,787)	(29,133)	(14,787)
NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES		95,983	62,566	81,222	16,619
NET INCREASE/(DECREASE) IN CASH ASSETS HELD		(5,504)	49,133	4,653	(5,207)
Add opening cash assets brought forward		75,745	26,612	11,285	16,492
CLOSING CASH ASSETS CARRIED FORWARD	25(a)	**70,241**	**75,745**	**15,938**	**11,285**





NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, which include applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial statements have been prepared in accordance with the historical cost convention.

The accounting policies adopted are consistent with those of the previous year. Where appropriate, figures for the financial year ended 30 June 2001 have been re-stated to make them comparable with amended classifications adopted for the financial year ended 30 June 2002.

b) Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share. The changes concerning the earnings per share had no effect on the basic and diluted EPS for the 2002 financial year.

c) Principles of Consolidation

The consolidated financial statements are those of the economic entity, comprising Sons of Gwalia Ltd (the parent entity) and all entities, which Sons of Gwalia Ltd controlled from time to time during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated financial statements include the result for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

d) Investments

Investments in unlisted companies and controlled entities are valued at cost unless a permanent diminution in value has occurred in which case a provision for diminution is recognised.

The Company's policy is to account for its investment in listed securities held as a strategic long-term investment at cost. The Directors annually review the carrying value of listed and unlisted investments and where the carrying value exceeds recoverable amount, the investment is written down to its recoverable amount.

Dividend income is brought to account when received.

Investments held for resale are valued at the lower of cost and their market value at year-end. Changes in net market value are recognised as revenue or expense in the statement of financial performance for the period.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in Sons of Gwalia Ltd's financial report.

e) Joint Ventures

Interest in joint venture operations are brought to account by including in the respective classifications, the share of individual assets employed, liabilities and expenses incurred and revenue from the sale of joint venture output.

Interest in joint venture partnerships are carried at the lower of the equity accounted amount and recoverable amount in both the parent entity and consolidated financial reports.

f) Mineral Exploration and Mining Expenditure

Exploration and acquisition costs which relate to an area of interest are carried forward where the rights of tenure to the area of interest are current and:

- the area of interest has proven commercially recoverable reserves; or
- exploration activities and/or evaluation of the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of commercially recoverable reserves.

The ultimate recoupment of costs related to areas of interest in the exploration and/or evaluation phase is dependent on the successful development and commercial exploitation or sale of the relevant areas.

Costs carried forward in respect of an area of interest that is abandoned are written off in the year in which the decision to abandon is made.

Significant items of mining expenditure having a benefit or relationship to more than one period are written off over the periods to which they relate in accordance with their differing circumstances.

i) Mine Development Costs
Development costs incurred in preparing mines for production are carried forward to the extent that these costs are expected to be recouped through the successful exploitation of the Company's Mining Leases.

ii) Deferred Mining Costs
Costs relating to the removal of waste at the Company's open pit mines, are carried forward to be charged against future production based on the waste to ore ratio over the remaining life of the mine. Where the total tonnes of waste removed during the year exceeds the life of mine waste to ore ratio, the excess waste removal cost is carried forward. Costs carried forward will be expensed when the actual tonnes of waste mined is less than the life of mine waste to ore ratio. The waste to ore ratio and the remaining life of the mine are reassessed by the Company's geologists and engineers annually.

iii) Deferred Underground Development Costs
Costs incurred in relation to the development of access at the Company's underground mines are carried forward and amortised over remaining geological ore reserves after making an additional allowance for future capital expenditure estimated to be incurred to mine the underground ore.

g) Restoration Costs

Restoration costs that are expected to be incurred are provided for as part of the production phase that gives rise to the need for restoration. Accordingly, these costs are recognised gradually over the life of the mine as these phases occur. The costs include obligations relating to reclamation, waste site rehabilitation, plant closure, plant removal and other costs associated with the restoration of the site. These estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value. Any changes in the estimates are adjusted on a progressive basis. In determining the restoration obligations, the entity has assumed no significant changes will occur in the relevant Federal and State legislation.

h) Sales Revenue

Sales revenue represents the amount the economic entity has earned from:

i) the production and sale of gold which is attributable (refer Note i)i) below) to the financial year. The attributable gold is valued at the actual selling price received on delivery of the attributable gold into the company's gold forward sales contracts; and

ii) the production and sale of industrial mineral products. Any sales denominated in foreign currencies are valued at the foreign currency exchange rate actually realised on translating the foreign currency into Australian dollars. The vast majority of foreign currency received on sales is translated into Australian Dollars via the economic entity's foreign currency hedging contracts.

i) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

i) Sale of Gold
The gold production must be attributable to the financial year in accordance with detailed reconciliations performance by the Company's metallurgists. Any attributable gold on hand at year-end is recognised as revenue and valued at the actual selling price achieved subsequent to year-end.

ii) Sale of Industrial Mineral Products
Control of goods has passed to the purchaser.

iii) Interest
Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

iv) Dividends
The dividend has been received.

j) Tax

i) Income Tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

ii) Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

k) Inventories

Inventories consist of consumable stores, spare parts, ore stockpiles and work in progress which have been valued at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring and bringing the inventories to their existing condition and location. Cost is accounted for as follows:

- Consumable Stores — Purchase cost on an average cost method.
- Spare Parts — Purchase cost on an average cost method.
- Ore Stockpiles — Cost of direct material, labour, contractor costs and amortisation of mine development costs.
- Work in Progress — Cost of direct material, labour and plant and equipment depreciation, except minor by-product materials valued at net realisable value.
- Finished Goods — Cost of direct material, labour and overheads, except minor by-product materials valued at net realisable value.

l) Gold on Metal Account

Gold on metal account is valued at the net amount realised upon delivery subsequent to the year-end, and is considered a cash equivalent as it can be converted to cash within 24 hours.

m) Property, Plant and Equipment

Cost and Valuation

Items of property, plant and equipment comprising a class of non-current asset are valued at the lower of cost or recoverable amount.

Depreciation

i) The Company's policy is to depreciate the written down value of all plant and equipment relating to its various mining operations, over the estimated remaining economic life of each mine, which are based upon geological ore reserves, using the diminishing value method.

ii) Motor vehicles used in the Company's administration are depreciated over a period of 5 years (2001: 5 years) using the prime cost method.

iii) Motor vehicles used in the mining and exploration operations are depreciated over a period of 3 years (2001: 3 years) using the prime cost method.

iv) Buildings at head office are depreciated over a period of 25 years (2001: 25 years) using the prime cost method.

v) The Company's policy is to depreciate the written down value of all leased assets relating to its various mining operations, over the estimated remaining economic life of each mine, which are based upon geological ore reserves, using the diminishing value method.

n) Amortisation of Expenditure Carried Forward and Mineral Exploration Expenditure

The Company's policy is to amortise mineral exploration and expenditure carried forward relating to its various mining operations, over the estimated remaining economic life of the mines which are based upon geological ore reserves and resources expected to be converted to reserves using the diminishing value method.

o) Cash Assets

For the purposes of the statement of cash flows, cash assets includes cash on hand and in banks and money market investments readily convertible to cash within two workings days, together with gold on metal account, less overdraft.

p) Recoverable Amount

Non-current assets are not revalued to an amount above their recoverable amount, and where carrying values exceed this recoverable amount, assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

q) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses arise in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee entitlements are charged against profits on a net basis in their respective categories.

In respect of the economic entity's defined contribution superannuation plan, any contribution made to the superannuation fund by entities within the economic entity are charged against profits when due.

The value of the executive options scheme described in note 31(b) is not being charged as an employee entitlement expense.

r) Loan Establishment Fees

Loan establishment fees are capitalised and amortised over the term of the loan to which they relate.

s) Foreign Currencies

i) Transactions

Transactions in foreign currencies of entities within the economic entity are converted to Australian currency at the rate of exchange ruling at the date of the transaction unless hedged prior to the date of the transaction whereupon the hedge rate is used. The subsequent receipt or payment of funds relating to the transaction is translated at the rate applicable on the date of receipt or payment unless hedged whereupon the hedged rate is used.

Assets and liabilities of entities within the economic entity that are outstanding at balance date and that are denominated in foreign currencies have been converted to Australian currency using rates of exchange ruling at the end of the financial year unless hedged whereupon the hedged rate is used.

Exchange gains or losses, whether realised or unrealised, from the translation of short term assets and liabilities are included in the determination of operating profit.

ii) Hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the Statement of Financial Performance.

Exchange gains or losses on foreign currency hedges of general commitments are included in the Statement of Financial Performance as they arise, in the period in which the exchange rate changes. Discounts or premiums arising on entry into these hedges are brought to account at the time of entry into the hedges and are amortised over the life of the hedges.

t) Derivative Financial Instruments

Derivative financial instruments are used by the economic entity to hedge exposures to gold prices, exchange rates and interest rates.

Hedging gains and losses including costs and gains of entering into hedging transactions are accounted for on the same basis as the underlying physical exposure being hedged. Accordingly, hedging settlements are included in the Statement of Financial Performance at the same time as the underlying physical transaction is recognised in the Statement of Financial Performance.

i) Gold Hedging Contracts

The Company enters into various types of gold forward sales contracts ("Hedging") which enables it to sell specified quantities of gold in the future at pre-determined prices.The contracts are matched against anticipated future gold production to insure the Company against the possibility of a fall in the spot price of gold. The Company's policy is to enter into these hedging arrangements for no more than 90% of its proven and probable gold reserves.

The Company has also entered into Put Option and Convertible Put Option contracts. The Put Option contracts give the Company the right, but not the obligation, to sell gold at predetermined prices and dates. The Convertible Put Option contracts also give the Company the right, but not the obligation to sell gold at predetermined prices and dates. However, the Convertible Put Options will convert to Forward Sales Contracts under various conditions.

These instruments are recognised upon settlement and included in the Statement of Financial Performance as revenue at the same time as the physical delivery of metal.

From time to time the Company may settle gold contracts by delivery of gold from sources other than the producing operations.Where these settlements arise from mine closures or other factors resulting in the outstanding position exceeding the Company's limits, the resulting profit or loss is recognised in full immediately. Otherwise, the resulting profit or loss is recognised over the period that the relevant operation's production arises.

ii) Forward Foreign Exchange Contracts

The accounting for forward foreign exchange contracts is set out in Note 1(s) above.

iii) *Call and Put Options*

In the normal course of business the economic entity enters into financial transactions for the purpose of managing its exposure to foreign exchange and commodity prices.

Premiums received or paid in respect of instruments entered into as part of the Group's hedging activities are deferred until such time as the option expires and then amortised to the profit and loss in the period in which the physical delivery of the gold or foreign exchange originally hedged is delivered.

If a hedge instrument is terminated early or restructured the gain or loss on termination is deferred and amortised in the period where the physical transaction originally hedged occurs.

Where the physical delivery is no longer expected to occur the gain or loss on termination is taken to the Statement of Financial Performance in the period the instrument was closed out.

u) Financial Instruments Included in Assets

Trade debtors are initially recorded at the amount of contracted sales proceeds.

Bank deposits, metal deposits, security deposits, loans and marketable equity securities are carried at face value. Interest revenue is recognised on an accrual basis. Purchases and sales of investments are recognised on the trade date.

Other investments, including shares in other entities, are included in investments at the lower of cost or recoverable amount.

v) Financial Instruments Included in Liabilities

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

Bank loans and loans from related parties are carried at the principal amount. Interest, when charged by the lender is taken up as an expense on an accrual basis.

Trade creditors and accruals are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Economic Entity.

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as plant and equipment under finance lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the estimated useful life of the assets. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to profit and loss.

Where a sale and leaseback transaction involves a leaseback which is classified as a finance lease, any material profit or loss arising on the sale is recorded as deferred income or deferred expense in the statement of financial position and amortised to the statement of financial performance over the lease term.

w) Financial Instruments Included in Equity

Ordinary share capital is recorded at the consideration received or paid, or the fair value of the assets acquired, which equates to the fair value of the shares issued. The costs of issuing or buying back shares are charged against issued capital. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

x) Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

y) Dividends Paid

Dividends payable by the economic entity are provided for in the year the Board of Directors declares them.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

		Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
2)	**PROFIT FROM ORDINARY ACTIVITIES**					
a)	**Revenue from gold and advanced mineral operations**					
	Gold sales		326,592	282,912	187,176	188,948
	Advanced minerals sales		193,443	146,027	7,538	0
	Total revenues from operating activities		520,035	428,939	194,714	188,948
b)	**Other revenues from ordinary activities**					
	Gains from management of gold and FX contracts		2,559	599	1,299	599
	Toll treatment revenue		0	374	0	85
	JV overhead recoveries		911	1,428	911	1,428
	Interest received		2,754	2,596	365	10,576
	Profit from sale of non-current assets	2(f)	8,079	788	270	651
	Royalty income		82	206	82	206
	Dividends received		0	0	0	10,200
	Loan from controlled entity forgiven		0	0	58,022	0
	Other revenue		531	486	972	153
	Total other revenues from ordinary activities		14,916	6,477	61,921	23,898
	Total revenue		534,951	435,416	256,635	212,846
c)	**Cost of sales**					
	Production costs		303,867	229,929	143,732	102,645
	Selling expenses		7,313	6,630	0	0
	Royalties paid		14,222	11,004	4,302	4,776
	Depreciation:					
	- land		23	20	18	2
	- buildings		1,121	929	629	452
	- plant and equipment		12,346	4,357	1,463	1,984
	Amortisation:					
	- plant and equipment under lease		5,734	2,757	3,248	2,707
	- mining tenements		501	485	501	486
	- mine development		34,487	37,781	16,044	31,005
	- investment in associate		0	585	0	585
	Provision for restoration		2,377	1,072	1,219	785
	Total cost of sales		381,991	295,549	171,156	145,427
d)	**Borrowing costs expensed**					
	Interest expense:					
	- borrowings		24,139	15,617	22,903	15,216
	- finance lease		2,244	509	600	439
	Amortisation of borrowing costs		838	546	838	546
	Loan establishment fees		1,437	5,407	1,437	5,407
	Total borrowing costs		28,658	22,079	25,778	21,608
	Less: interest capitalised		(4,418)	(400)	(4,418)	0
	Less: loan establishment fees capitalised		(1,437)	(5,407)	(1,437)	(5,407)
	Total borrowing costs expensed		22,803	16,272	19,923	16,201

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
e) Other expenses from ordinary activities					
Administration		20,913	18,792	20,982	18,742
Depreciation of plant and equipment		735	731	575	575
Amortisation of plant and equipment under lease		145	140	107	81
Other provisions		4,000	1,800	4,000	0
Mining contractor settlement payments		0	1,758	0	318
Writedown of mining properties	2(f)	25,000	2,000	25,000	2,000
Care and maintenance		1,053	1,731	386	0
Total other expenses from ordinary activities		51,846	26,952	51,050	21,716

f) Material Significant Items

The following non-recurring items are included in the profit from ordinary activities and disclosed as significant items due to their size or nature.

	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
Writedown of the Sons of Gwalia Underground Mine	(25,000)	0	(25,000)	0
Income tax benefit applicable	5,150	0	5,150	0
	(19,850)	0	(19,850)	0
Profit on sale of Kemerton Silica Sand Pty Ltd	7,700	0	0	0
Income tax (expense) applicable	0	0	0	0
	7,700	0	0	0
Total significant items	(17,300)	0	(25,000)	0
Income tax benefit applicable	5,150	0	5,150	0
	(12,150)	0	(19,850)	0

3) INCOME TAX

The prima facie tax on operating profit differs from the income tax provided in the accounts and is calculated as follows:

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
Prima facie tax on operating profit		21,093	29,437	1,952	7,103
Tax effect of permanent differences:					
Rebatable dividends		0	0	0	(3,468)
Non-deductible amortisation		1,342	1,336	1,589	543
Non-assessable gains on loans forgiven		0	0	(17,407)	0
Non-assessable capital gains		(2,336)	(152)	(11)	(152)
Additional benefit of tax losses previously brought to account at their fair value at acquisition		(2,461)	(6,146)	0	0
Tax losses from prior years not previously brought to account		(1,732)	0	0	0
Tax losses transferred to/(from) controlled entities	(i)	0	0	6,720	(160)
Under/(over) provision of previous years		(535)	0	650	0
Net credit attributable to change in income tax rate		0	(2,339)	0	(383)
Withholding tax paid		193	0	0	0
Tax benefit on research and development tax concession relating to the current year and prior years not previously brought to account		(2,454)	0	0	0
Other permanent differences (net)		38	761	(4)	106
Income tax expense/(credit) attributable to operating profit		13,148	22,897	(6,511)	3,589

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
(i) Tax losses were transferred for $nil consideration (2001: $nil)					
Deferred tax assets/(liabilities):					
Provision for deferred income tax – non-current		(139,649)	(89,083)	(42,639)	(48,832)
Future income tax benefit – non-current		22,819	12,257	3,203	2,657
4) DIVIDENDS					
Dividends paid or provided during the year:					
- Unfranked current year interim paid		20,555	15,009	20,555	15,009
- Unfranked final dividends proposed	(i)	0	15,212	0	15,212
Under provision of prior year dividend		2,720	203	2,720	203
		23,275	30,424	23,275	30,424

(i) In accordance with recent changes to Australian Accounting Standards, the unfranked final dividend of 7.5 cents per ordinary share, which was declared by the Board of Directors in August 2002 will be provided for in the next financial year.

The amount of franking credits available for the subsequent financial year are:

	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
- Franking account balance as at the end of the financial year at 30% (2001: 34%)	513	1,779	1	1
- Franking debits that will arise from the refund of income tax paid as at the end of the financial year	0	(1,353)	0	0
	513	426	1	1

	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
5) RECEIVABLES (CURRENT)				
Trade debtors	25,428	27,475	0	0
Amounts receivable from controlled entities	0	0	1,939	1,939
Provision for diminution	0	0	(1,939)	(1,939)
Amounts receivable from associated entities	5,387	4,978	1,075	726
Provision for diminution	(4,373)	(4,373)	0	0
Amounts receivable from other entities	1,656	1,656	0	1,500
Provision for diminution	(1,656)	(1,656)	0	(1,500)
Other receivables	10,332	6,532	4,452	5,381
	36,774	34,612	5,527	6,107

Trade debtors are denominated in a mixture of Australian and United States dollars and are predominantly made up from advanced mineral sales. The credit terms range between 30 and 90 days as established in individual long-term sales contracts. All Australian dollar equivalent of amounts receivable in US dollars are effectively hedged and therefore converted to Australian dollars at the hedge exchange rate.

Other receivables include joint venture cash calls, management fees, sundry debtors and GST refunds. The credit terms are normally 30 days.

	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
6) OTHER FINANCIAL ASSETS (CURRENT)				
Shares listed on a prescribed stock exchange at cost	762	770	624	642
Provision for diminution	(623)	(623)	(533)	(534)
Unlisted shares	11	11	11	11
	150	158	102	119
Aggregate quoted market value of listed shares at balance date	173	174	168	174

Listed shares are readily saleable with no fixed terms. There would be no material capital gains tax payable if these assets were sold at the reporting date.

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
7) INVENTORIES (CURRENT)					
At cost:					
- consumables and stores		16,415	9,591	3,959	3,916
- work in progress		17,044	13,569	1,209	3,992
- finished goods		10,349	6,890	0	0
		43,808	30,050	5,168	7,908
At net realisable value:					
- work in progress		12,598	1,575	155	1,426
- finished goods		4,084	1,973	0	0
		16,682	3,548	155	1,426
Total inventories at lower of cost or net realisable value		60,490	33,598	5,323	9,334
8) OTHER ASSETS (CURRENT)					
Prepayments		1,683	476	547	465
9) RECEIVABLES (NON CURRENT)					
Amounts receivable from controlled entities		0	0	155,185	0
Other receivables		96	0	0	0
		96	0	155,185	0
10) OTHER FINANCIAL ASSETS (NON-CURRENT)					
a) Investments comprise:					
Shares					
- listed on a prescribed stock exchange at cost		8,040	6,090	5,590	6,090
- unlisted at cost		7,643	13,108	5,228	10,815
Provision for diminution		(7,522)	(12,867)	(5,228)	(10,574)
		8,161	6,331	5,590	6,331
b) Investment in controlled entities at cost	10(d)				
- unlisted shares		0	0	603,627	419,527
Provision for diminution		0	0	(130,770)	(130,770)
		0	0	472,857	288,757
c) Investment in associated entities at cost	10(e)	28,019	29,442	5,577	0
Provision for diminution		(22,442)	(22,442)	0	0
		5,577	7,000	5,577	0
		13,738	13,331	484,024	295,088
Aggregate quoted market value at balance date of shares listed on a prescribed stock exchange		9,761	6,573	7,827	6,573

Listed shares are readily saleable with no fixed terms. There would be no material capital gains tax payable if these assets were sold at the reporting date.

	Country of Incorporation	Percentage Ownership 2002 %	2001 %	Chief Entity Carrying value of Investment 2002 $'000	2001 $'000
d) Investment in controlled entities comprise:					
Chief Entity					
Sons of Gwalia Ltd					
Controlled Entities					
City Resources (WA) Pty Ltd	(i) AUS	100	100	-	-
Criterion Share Registry Pty Ltd	AUS	100	100	-	-
Gasgoyne Gold Mines NL	AUS	100	100	58,639	58,639
Gwalia Securities Pty Ltd	AUS	100	100	-	-
Gwalia Tantalum Pty Ltd	(i) AUS	100	100	52,564	52,564
Orion Resources NL	(i) AUS	100	100	87,515	87,515
Pacific Wildcat Resources Corporation	(ii) CAN	60	60	-	-
Sons of Gwalia (Murchison) NL	(i) AUS	100	100	3,018	3,018
Tantalum Refinery Co Pty Ltd	(i) AUS	100	100	-	-
Mincoa NL	(i) AUS	100	100	-	-
• Mincoa Nominees Pty Ltd	AUS	100	100	-	-
Invincible Gold NL	(i) AUS	100	100	6,547	6,547
• Zephyr 2 Pty Ltd	(i) AUS	100	100	-	-
• Greenstone Investments Pty Ltd	(i) AUS	100	100	-	-
Gwalia Consolidated Ltd	(i) AUS	100	100	28,782	28,782
• Sevake Pty Ltd	AUS	100	100	-	-
• Metallica Limited	(i) AUS	97	97	-	-
• Gwalia Minerals NL	(i) AUS	100	100	-	-
• Lithium Australia Ltd	(i) AUS	100	100	-	-
• Greenbushes Ltd	(i) AUS	100	100	-	-
• Kensington Investments Pty Ltd	AUS	100	100	-	-
• Zinnanda Pty Ltd	AUS	100	100	-	-
Burmine Limited	(i) AUS	100	100	51,692	51,692
• Burmine Exploration (SA) Pty Ltd	AUS	100	100	-	-
• Burmine Gold NL	(i) AUS	100	100	-	-
• Burmine Management Pty Ltd	AUS	100	100	-	-
• Burmine Shelf No.1 Pty Ltd	AUS	100	100	-	-
• Kurrajong Pty Ltd	AUS	95	95	-	-
• Burmine Operations Pty Ltd	(i) AUS	100	100	-	-
• Fraser Mine Management Pty Ltd	AUS	100	100	-	-
• Burmine Exploration NL	(i) AUS	100	100	-	-
• Austmin Platinum Mines Pty Ltd	AUS	100	100	-	-
• Burmine Investments Pty Ltd	AUS	100	100	-	-

4) **Investment in controlled entities comprise (continued):**

	Country of Incorporation	Percentage Ownership 2002 %	2001 %	Chief Entity Carrying value of Investment 2002 $'000	2001 $'000
• Europa Minerals Group plc	(ii) UK	100	100	-	-
• Energy Management and Finance Ltd	(ii) UK	100	100	-	-
• Europa Coal Australia Pty Ltd	(ii) AUS	100	100	-	-
• Europa Energy plc	(ii) UK	100	100	-	-
• Europa Energy (Finance) Ltd	(ii) UK	100	100	-	-
• Europa Energy (US) Ltd	(ii) UK	100	100	-	-
• Europa Energy (Investment) Ltd	(ii) UK	100	100	-	-
• Europa Minerals Australia Pty Ltd	(ii) AUS	100	100	-	-
• Europa Minerals Inc (USA)	(ii) USA	100	100	-	-
• Europa Minerals Ltd	(ii) UK	100	100	-	-
• Europa Mining Services Ltd	(ii) UK	100	100	-	-
• Draycott Cross Colliery Ltd	(ii) UK	100	100	-	-
• Solidville Ltd	(ii) UK	100	100	-	-
PacMin Mining Corporation Ltd	AUS	100	-	184,100	-
• PacMin Mining NL	AUS	100	-	-	-
• Oriole Resources Ltd	AUS	100	-	-	-
• PacMin Corporation Pty Ltd:	AUS	100	-	-	-
• PacMin Resources Pty Ltd	AUS	100	-	-	-
• Tarmoola Joint Venture Pty Ltd	AUS	100	-	-	-
• Tarmoola Australia Pty Ltd	AUS	100	-	-	-
• Tarmoola Operations Pty Ltd	AUS	100	-	-	-
• Donegal Exploration and Mining Service Pty Ltd	AUS	100	-	-	-
• Mount Edon Mines Pty Ltd	AUS	100	-	-	-
• Mount Edon Mines International Ltd	AUS	100	-	-	-
• Mount Edon SA	(ii) SWITZ	100	-	-	-
• Consolidated Resources Pty Ltd	AUS	100	-	-	-
• Scanfire Exploration Pty Ltd	AUS	100	-	-	-
• Edjudina Operations Pty Ltd	AUS	100	-	-	-
				472,857	288,757

(i) Pursuant to a Class Order 98/1418, relief has been granted to these controlled entities of Sons of Gwalia Ltd from the Corporation Act 2001 requirements for preparation, audit and publication of accounts.

As a condition of the Class Order, Sons of Gwalia Ltd and its controlled entities subject to the Class Order (the "Closed Group") entered into a Deed of Cross Guarantee on 21 May 1993. The effect of the Deed is that Sons of Gwalia Ltd has guaranteed to pay any deficiency in the event of the winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Sons of Gwalia Ltd or any other company forming part of the Closed Group is wound up.

(ii) Controlled entities, which are audited by firms other than the auditors of the parent entity.

The consolidated statement of financial performance and statement of financial position of the entities which are members of the 'Closed Group' are as follows:

	2002 $'000	2001 $'000
Statement of Financial Performance		
Profit from ordinary activities before income tax	29,228	86,579
Income tax attributable to ordinary activities	(1,645)	(22,663)
Net profit attributable to members of the company	27,583	63,916
Retained profits at the beginning of the financial year	74,704	41,212
Dividends provided for or paid	(23,275)	(30,424)
Retained profits at the end of the financial year	79,012	74,704
Statement of Financial Position		
Current assets		
Cash assets	70,241	75,487
Receivables	90,050	28,097
Other financial assets	0	137
Inventories	39,958	31,052
Other	1,125	620
Total current assets	201,374	135,393
Non-current assets		
Other financial assets	258,918	79,832
Inventory	18,173	16,268
Property, plant and equipment	209,294	136,821
Expenditure carried forward	246,553	214,014
Mineral exploration expenditure	106,219	114,953
Deferred tax assets	22,819	12,257
Other	24,310	32,812
Total non-current assets	886,286	606,957
Total assets	1,087,660	742,350
Current liabilities		
Payables	73,968	57,289
Interest bearing liabilities	7,896	2,552
Provisions	2,890	21,240
Total current liabilities	84,754	81,081
Non-current liabilities		
Interest bearing liabilities	312,668	273,046
Deferred tax liabilities	98,763	89,083
Provisions	10,620	5,693
Other	16,910	0
Total non-current liabilities	438,961	367,822
Total liabilities	523,715	448,903
Net assets	563,945	293,447
Equity		
Contributed equity	484,933	218,743
Retained profits	79,012	74,704
Total equity	563,945	293,447

		Economic Entity Interest		% of Equity held by Economic Entity		% Voting Rights held by Economic Entity	
	Balance Date	2002 $'000	2001 $'000	2002 %	2001 %	2002 %	2001 %
e) Investments in Associates							
Mines d'Or Salsigne (i)	30/06/02	22,442	22,442	50	50	50	50
Kemerton Silica Sands Pty Ltd (ii)	30/06/02	0	7,000	0	70	0	50
Probo Mining NL (iii)	30/06/02	5,577	0	50	0	50	0

i) The principal activity of Mines d'Or Salsigne was the exploration and production of gold in France. The investment in Mines d'Or Salsigne has been fully written off.

ii) The principal activity of Kemerton Silica Sands Pty Ltd was the mining of silica sands.

iii) The principal activity of Probo Mining NL is exploration for mineral sands.

Equity accounting has not been applied as the results are not materially different from the actual results reflected in Sons of Gwalia's consolidated accounts.

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
11) INVENTORIES (NON CURRENT)					
At net realisable value:					
- work in progress		18,173	16,268	18,173	16,268
12) PROPERTY, PLANT AND EQUIPMENT					
Land					
- at cost		5,668	5,572	3,877	3,781
- provision for depreciation		(289)	(122)	(114)	(91)
		5,379	5,450	3,763	3,690
Buildings					
- at cost		21,507	20,174	10,305	9,086
- provision for depreciation		(12,041)	(10,904)	(6,969)	(6,384)
		9,466	9,270	3,336	2,702
Plant and equipment					
- at cost		230,061	98,591	39,038	25,822
- provision for depreciation		(52,534)	(31,153)	(12,704)	(10,136)
		177,527	67,438	26,334	15,686
Plant and equipment under finance lease					
- at cost		76,983	59,565	57,800	56,011
- provision for amortisation		(53,094)	(44,794)	(47,444)	(44,068)
		23,889	14,771	10,356	11,943
Construction in progress		28,440	44,703	8,599	12,517
Total property, plant and equipment at cost		362,659	228,605	119,619	107,217
Total provision for depreciation and amortisation		(117,958)	(86,973)	(67,231)	(60,679)
Total written down value of property, plant and equipment		244,701	141,632	52,388	46,538

Land and buildings at the mine sites form part of the Sons of Gwalia Ltd mining operations. The Company's policy with respect to depreciation of land and buildings applicable to mining assets is disclosed in Note 1(m) of the notes to the accounts.

Included in land and building are the Perth Offices of the economic entity which are carried at a written down value of $5.1 million. The recoverable amount of these assets based on an independent valuation performed by a licenced valuer during the year is $6.0 million. The economic entity does not have a set policy for regular revaluation of land and buildings.

The Directors have assessed the carrying value of the economic entity's mining assets which include land, buildings, plant and equipment disclosed above, mineral exploration expenditure disclosed in Note 14 and expenditure carried forward disclosed in Note 13 based on un-discounted cash flow projections. The recoverable amount based on these cash flow projections supports the book value of these assets at 30 June 2002.

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
a) Reconciliations				
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current and previous financial year.				
Land				
- carrying amount at beginning	5,450	5,312	3,690	3,692
- additions	91	47	91	0
- disposals	(139)	0	0	0
- additions through acquisition of entities/operations	0	111	0	0
- depreciation expense	(23)	(20)	(18)	(2)
	5,379	5,450	3,763	3,690
Buildings				
- carrying amount at beginning	9,270	7,864	2,702	3,120
- additions	1,317	162	1,263	34
- disposals	0	0	0	0
- additions through acquisition of entities/operations	0	2,173	0	0
- depreciation expense	(1,121)	(929)	(629)	(452)
	9,466	9,270	3,336	2,702
Plant and equipment				
- carrying amount at beginning	67,438	55,986	15,686	12,747
- additions	93,827	13,897	13,257	5,498
- disposals	(25)	(146)	(9)	0
- additions through acquisition of entities/operations	29,368	2,789	0	0
- depreciation expense	(13,081)	(5,088)	(2,600)	(2,559)
	177,527	67,438	26,334	15,686
Plant and equipment under finance lease				
- carrying amount at beginning	14,771	16,741	11,943	14,127
- additions	1,768	1,063	1,768	782
- disposals	0	(161)	0	(178)
- additions through acquisition of entities/operations	13,229	25	0	0
- amortisation	(5,879)	(2,897)	(3,355)	(2,788)
	23,889	14,771	10,356	11,943
Construction in progress				
- carrying amount at beginning	44,703	10,470	12,517	6,629
- additions / (transfer) of property, plant and equipment	(16,263)	33,910	(3,918)	5,888
- additions through acquisition of entities/operations	0	323	0	0
	28,440	44,703	8,599	12,517

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
13) EXPENDITURE CARRIED FORWARD				
Mine development expenditure	446,966	288,639	166,864	172,723
Accumulated amortisation	(167,044)	(149,474)	(115,400)	(109,415)
	279,922	139,165	51,464	63,308
Deferred mining expenditure	155,927	95,099	57,799	44,259
	435,849	234,264	109,263	107,567

The ultimate recoupment of mine development and deferred mining expenditure is dependent upon the successful development and commercial exploitation or sale of the respective mine.

14) MINERAL EXPLORATION EXPENDITURE				
Exploration tenements in production	28,195	28,109	28,149	28,080
Accumulated amortisation	(16,211)	(15,710)	(16,211)	(15,710)
	11,984	12,399	11,938	12,370
Exploration expenditure on tenements	611,221	371,665	105,183	102,556
Expenditure written off	(295,629)	(236,066)	(65,200)	(60,481)
	315,592	135,599	39,983	42,075
Total mineral exploration expenditure carried forward	327,576	147,998	51,921	54,445

The ultimate recoupment of expenditure carried forward for exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective exploration area.

15) OTHER ASSETS (NON-CURRENT)				
Deferred loan establishment fees	8,612	7,175	8,612	7,175
Accumulated amortisation	(2,024)	(1,186)	(2,024)	(1,186)
Net premium paid for hedge contracts and hedge book restructure	20,430	12,620	20,430	12,620
Deferred unrealised foreign exchange loss on borrowings	0	16,224	0	16,224
Intercompany premium paid for gold options	0	0	11,840	11,840
	27,018	34,833	38,858	46,673

16) JOINT VENTURES

The economic entity has interests in the following material unincorporated joint ventures:

		Percentage Interest	
Joint Venture	Principal Activities	2002	2001
Sons of Gwalia Ltd			
Cornishman	Gold Exploration	51%	51%
Sandy Soak	Gold Exploration	91%	91%
Controlled Entities			
Coober Pedy (Mt Woods)	Gold/Copper Exploration	3.8%	12.6%
Weld Range	Nickel/Platinum Exploration	65%	65%
Murray Basin Titanium	Mineral Sands Exploration	50%	50%
Murray Basin	Mineral Sands Mining	50%	50%
Tennant Creek	Gold Exploration	33%	0%
Wilson Creek	Gold Exploration	49%	0%
Old Plough Dam	Gold Exploration	63%	0%

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
The aggregate interest in the joint ventures are included in the accounts as follows:				
CURRENT ASSETS				
Cash assets	719	583	0	0
Receivables	8,252	506	0	0
Inventories	4,586	2,183	0	0
Other	136	8	0	0
TOTAL CURRENT ASSETS	13,693	3,280	0	0
NON-CURRENT ASSETS				
Receivables	96	0	0	0
Property, plant and equipment	10,426	10,525	0	0
Expenditure carried forward	8,502	7,978	0	0
Mineral exploration expenditure	4,637	3,623	0	0
TOTAL NON-CURRENT ASSETS	23,661	22,126	0	0
TOTAL ASSETS	37,354	25,406	0	0
CURRENT LIABILITIES				
Payables	1,617	1,254	0	0
Provisions	244	94	0	0
TOTAL CURRENT LIABILITIES	1,861	1,348	0	0
NON-CURRENT LIABILITIES				
Provisions	177	64	0	0
TOTAL NON-CURRENT LIABILITIES	177	64	0	0
TOTAL LIABILITIES	2,038	1,412	0	0
NET ASSETS	35,316	23,994	0	0
Total revenue from ordinary activities	8,349	470	0	0
Total expenses from ordinary activities	(10,219)	(491)	0	0
NET PROFIT	(1,870)	(21)	0	0

Capital expenditure commitments in respect of the joint venture are disclosed in note 34(a).

17) PAYABLES (CURRENT)

Trade creditors	44,670	19,952	41,895	19,702
Accruals	52,160	36,995	21,219	13,743
Amounts payable to controlled entities	0	0	0	14,259
Others	3,198	963	1,319	720
	100,028	57,910	64,433	48,424

Trade liabilities are normally settled on 30 day terms.

18) INTEREST BEARING LIABILITIES (CURRENT)

Lease liability (refer note 34(b))	7,896	2,552	2,651	2,286

Further details on other Interest Bearing Liabilities are set out in note 25(e).

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
19) PROVISIONS (CURRENT)				
Employee entitlements (refer note 31(a))	8,676	6,047	6,736	4,894
Dividends	0	15,212	0	15,212
Other	1,830	0	1,680	0
	10,506	21,259	8,416	20,106

In accordance with recent changes to Australian Accounting Standards and as noted in accounting policy note 1(y) dividends are only provided for after they have been formally declared by the Board of Directors. In August 2002 the Board of Directors declared an unfranked dividend of 7.5 cents per fully paid ordinary share. This dividend will be provided for in the next financial year.

	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
20) OTHER LIABILITIES (CURRENT)				
Deferred income	894	682	894	682
21) INTEREST BEARING LIABILITIES (NON-CURRENT)				
Loans – unsecured	322,313	234,932	308,980	234,932
Lease liability (refer note 34(b))	22,955	4,427	3,676	4,101
	345,268	239,359	312,656	239,033

Further details on other Interest Bearing Liabilities are set out in note 25(e).

	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
22) PROVISIONS (NON-CURRENT)				
Employee entitlements (refer note 31(a))	3,586	2,941	2,104	1,738
Restoration	13,933	10,757	81	1,709
	17,519	13,698	2,185	3,447
23) OTHER LIABILITIES (NON CURRENT)				
Deferred unrealised foreign exchange gain on borrowings	16,910	0	16,910	0
24) CONTRIBUTED EQUITY				
a) Issued and paid up capital	484,933	218,743	484,933	218,743

	2002		2001	
	No. of Shares	$'000	No. of Shares	$'000
b) Movement in shares on issue				
Beginning of the financial year	121,698,102	218,743	116,341,767	182,484
Issued during the year				
- dividend reinvestment scheme	1,539,547	9,388	2,160,694	14,789
- employee share scheme	517,750	3,430	3,305,033	22,129
- equity issues (iii)	18,258,116	125,335	0	0
Less transactions costs:		(3,010)		0
- purchase of PacMin Mining Corporation Ltd (i)	23,560,760	133,529	0	0
Bought back during the year (ii)	(340,555)	(2,482)	(109,392)	(659)
End of the financial year	165,233,720	484,933	121,698,102	218,743

(i) In September 2001, 23,560,760 ordinary shares were issued as part consideration in acquiring 100% of PacMin Mining Corporation Ltd. The value placed on the issue is $5.67 per share. These shares ranked equally for dividends after issue.

(ii) During the financial year 340,555 ordinary shares were bought back by Sons of Gwalia Ltd as part of an on-market share buy-back program.

(iii) During the year three equity issues were made, details of which are as follows:

- In December 2001 14,388,490 ordinary fully paid shares were issued to institutional investors at a price of $6.95, raising a total of $100.0 million. The placement was fully underwritten and costs of $3.0 million were incurred by the economic entity.
- Following the takeover of PacMin, eligible shareholders of the economic entity were offered an opportunity to purchase an additional 451 shares each through a Share Purchase Plan. A total of 2,369,626 ordinary shares were issued under the Plan at a price of $6.64 per share raising a total of $15.7 million.
- Also following the takeover of PacMin, and in accordance with an agreement made with Cabot Corporation ("Cabot") in April 1998 1,500,000 ordinary fully paid shares were issued to Cabot in November 2001 at a price of $6.51 per share, raising a total of $9.8 million. The Cabot agreement was made at the time Cabot subscribed for shares in the economic entity and gave Cabot the right to participate in any new issue of shares by the economic entity on a pro-rata basis. Cabot exercised this right following the issue of shares by the economic entity in the takeover of PacMin.

c) **Share Options**

Options over ordinary shares:

Executive Options Scheme
During the financial year, 875,000 options were issued over ordinary shares, exercisable from 29 November 2003 to 29 November 2006. The options have an exercise price of $7.57. Details are provided in note 31(b).

At the end of the year there were 875,000 (2001: 974,954) unissued ordinary shares in respect of which options were outstanding, under options which will become exercisable from 29 November 2003.

d) **Terms and Condition of Contributed Equity**

Ordinary Shares
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

		Consolidated		Sons of Gwalia Ltd	
		2002	2001	2002	2001
	Notes	$'000	$'000	$'000	$'000
e) Foreign Currency Translation					
i) Nature and Purpose of Reserve					
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operation.					
ii) Movements in Reserve					
Balance at beginning of year		0	0	0	0
Loss on translation of overseas controlled entities		(27)	0	0	0
Balance at end of year		(27)	0	0	0
f) Retained Profits					
Balance at the beginning of year		101,501	68,243	14,993	28,116
Net profit attributable to members of Sons of Gwalia Ltd		57,163	63,682	13,017	17,301
Total available for appropriation		158,664	131,925	28,010	45,417
Dividends provided for or paid	4	(23,275)	(30,424)	(23,275)	(30,424)
Balance at end of year		135,389	101,501	4,735	14,993

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
g) Reconciliation of outside equity interest in controlled entities:				
Opening balance	385	0		
Gain on issue of new shares	(42)	0		
Outside equity interest at acquisition of controlled entity	0	385		
Closing balance	343	385		
25) STATEMENT OF CASH FLOWS				
a) Reconciliation of Cash				
Cash balance comprises:				
- cash on hand	54,507	64,649	204	(1,558)
- gold on metal account	15,734	11,096	15,734	12,843
Closing cash balance	70,241	75,745	15,938	11,285
b) Reconciliation of Net Profit after Tax to the Net Cash Flows from Operations				
Net profit after tax	57,163	63,682	13,017	17,301
Depreciation and amortisation:				
- property, plant and equipment	14,225	6,037	2,685	3,013
- borrowing costs	838	546	838	546
- plant and equipment under lease	5,879	2,897	3,355	2,788
- mining tenements	501	485	501	486
- mine development	34,487	37,781	16,044	31,005
Amortisation of investment in associated entity	0	585	0	585
Deferred mining and commissioning expenditure	(71,127)	(18,710)	(20,776)	(5,920)
Provision for employee entitlements	1,965	479	2,208	1,618
Exploration expenditure written off	8,000	10,064	8,000	8,612
(Profit)/loss on sale of investments	(7,736)	(447)	(36)	(447)
(Profit)/loss on sale of property, plant and equipment	(379)	(342)	(270)	(204)
Net provision for restoration	(1,525)	(2,163)	(1,627)	(1,953)
Foreign exchange loss	0	(251)	0	(251)
Exploration expenditure	(12,547)	(18,635)	(11,301)	(14,017)
Write down of mining properties	25,000	2,000	25,000	2,000
Other provisions	2,000	1,800	2,000	0
Changes in assets and liabilities:				
Trade debtors	1,657	(7,997)	(174)	0
Other receivables	(1,386)	(1,386)	930	(2,404)
Loan from controlled entity forgiven	0	0	(58,022)	0
Accounts payable	3,825	830	40,007	(2,264)
Inventory	(15,061)	772	2,750	2,963
Prepayments	(510)	152	(83)	211
Tax payable	0	(3,619)	0	0
Deferred income	(1,382)	638	(1,382)	638
Deferred hedge premium	1,802	2,650	1,802	0
Deferred tax liability	13,327	20,353	(6,511)	3,466
Other deferred costs	(1,437)	(1,684)	(1,437)	967
Net Cash Flows from Operations	**57,579**	**96,517**	**17,518**	**48,739**

c) **Acquisition of Controlled Entity**

On 1 October 2001 the Company acquired 100% of the issued capital of PacMin Mining Corporation Ltd for a consideration of $184.1m comprising of cash and shares. The acquisition details are:

	2002 $'000
Consideration	
Shares issued	133,529
Cash	50,571
Total Consideration Paid	**184,100**
Fair Value of Net Assets Acquired	
Cash	7,702
Receivables	2,918
Investments	1,922
Inventory	13,091
Prepayments	707
Property, plant and equipment	42,597
Deferred expenditure	138,800
Exploration	185,937
Creditors and borrowings	(172,066)
Provisions	(37,508)
Net Assets Acquired	**184,100**
Net Cash Effect	
Cash consideration paid	50,571
Cash on hand acquired	(7,702)
Net Cash Outflow on purchase of controlled entities reflected in the consolidated accounts	**42,869**

d) **Non-Cash Financing Activities**

Finance Lease Transactions

During the financial year the economic entity acquired plant and equipment with an aggregate fair value of $1,768,024 (2001: $1,062,049) by finance leases.

Dividend Reinvestment Plan

Under the terms of the dividend reinvestment plan, $9,388,401 (2001: $14,788,769) of dividends were paid via the issue of 1,539,547 shares (2001: 2,160,694).

	Consolidated		Sons of Gwalia Ltd	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
e) **Financing Facilities**				
The total facilities available at balance date were as follows:				
Loans – unsecured	388,980	234,932	375,647	234,932
Used at balance date				
- Loans – unsecured	322,313	234,932	308,980	234,932
- Lease liability	30,851	6,979	6,327	6,387
Available at balance date				
- Loans – unsecured	66,667	0	66,667	0
- Cash assets	70,241	75,745	15,938	11,285

At balance date, the economic entity had finance leases with an average term of 3 years. The average discount rate implicit in the leases is 8.2%. The lease liability is secured by a charge over the leased assets.

26) FINANCIAL INSTRUMENTS

a) Hedging Position

The economic entity enters into financial transactions in the normal course of business for the purpose of hedging and managing its exposure to gold prices, exchange rates and interest rates.

i) Gold Hedging Contracts

The economic entity had at 30 June 2002, 4,832,502 (2001: 3,426,000) ounces of gold hedged for delivery from July 2002 to June 2009 under the following arrangements:

	A$ Denominated		US$ Denominated		
Instrument Type	Ounces	Average Price	Ounces	Average Price	Total Ounces
Puts	2,089,548	598	-	-	2,089,548
Indexed Puts *	475,952	610	-	-	475,952
Convertible Puts/Forwards	209,760	571	-	-	209,760
Forward Sales Contracts #	1,533,901	566	523,341	335	2,057,242
	4,309,161		523,341		4,832,502

* Gold lease rates applicable to the indexed put options are a function of the A$ gold spot price. The indexed put options expire between the 2005 and 2009 financial years. Gold lease rate payments may rise depending upon the A$ price of gold in the relevant periods.

\# 260,000 ounces in 2003/04 and 2004/05 financial years are covered by a variable price overlay. The final price received by the economic entity is subject to the spot gold price on the contract maturity date.

1,661,678 ounces represent puts and forward contacts held by PacMin, which was taken over by the economic entity during the year.

In addition, the economic entity has sold 788,210 ounces of call options denominated in A$ and US$ for expiry between September 2002 to December 2007 at strike prices between A$525-A$575 and US$310-US$340 per ounce. The economic entity has also bought 188,160 ounces in calls at slightly higher strikes (A$654 average), which mature between 2004/05 and 2007/08 financial years.

None of the above gold hedging contracts, or the hedging facilities with relevant counterparties, are subject to margin calls.

ii) Foreign Exchange Hedging

The economic entity had at 30 June 2002, US$636 million in US dollar hedging contracts for delivery between July 2002 to September 2008 at an average rate of A$/US$0.70. These contracts are specific hedges of US dollar revenues from current and anticipated "take or pay" tantalum sales contracts. The economic entity has also sold US$ call options amounting to US$254 million at an average rate of A$/US$0.69, which mature between July 2002 and September 2006.

The total of these commitments represents approximately half of the economic entity's projected advanced minerals US dollar revenues over the next ten years.

US$284 million in contingent US$ call options were also outstanding at balance date. These contracts have an average rate slightly under A$/US$0.73, but do not represent hedging commitments for the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future. These contracts mature between September 2002 and July 2007. Of these contingent calls, US$98 million will cease to exist should the exchange rate be above A$/US$0.57 prior to expiry and US$57 million will also knock out if the exchange rate is above A$/US$0.64. An additional US$129 million, due in year 2004/05 and 2005/06, will knock out should the exchange rate be above A$/US$0.65 prior to expiry.

As part of its gold hedging program, the economic entity has sold forward US$42 million to 2006/07 at A$/US$0.65. As well, sold calls for US$23 million at A$/US$0.72 average are due to mature in 2002/03 financial year. A contingent call for US$19 million at A$/US$0.69 maturing in May 2005 was also outstanding at balance date, which will not represent a commitment on the economic entity at exchange rates above US$0.62.

None of the above foreign exchange contracts, or the hedging facilities with relevant counterparties, are subject to margin calls.

iii) Interest Rate Hedging

The economic entity periodically enters into interest rate hedging arrangements with the objective of reducing its exposure to interest rate fluctuations. As a net borrower, the economic entity seeks to protect itself against rising interest rates.

There were no interest rate hedging arrangements outstanding at 30 June 2002.

b) Carrying Amounts and Estimated Fair Values of Financial Instrument

The carrying amounts and estimated fair values of the economic entity's financial instruments both recognised and unrecognised as referred to in Note (a) above, at balance date are as follows:

	Carrying amount		Aggregate Net Fair Value	
	2002	2001	2002	2001
Recognised Financial Instruments	$'000	$'000	$'000	$'000
Financial Assets				
- Cash assets	70,241	75,745	70,241	75,745
- Receivables – trade debtors	36,774	34,612	36,774	34,612
- Listed shares	8,179	6,237	9,934	6,747
- Unlisted shares	5,709	7,252	5,709	7,252
Total financial assets	120,903	123,846	122,658	124,356
Financial Liabilities				
- Payables	100,028	57,910	100,028	57,910
- Dividends payable	0	15,212	0	15,212
- Finance lease liability	30,851	6,979	30,851	6,979
- Loans – unsecured	322,313	234,932	342,097	239,198
Total financial liabilities	453,192	315,033	472,976	319,299

The following methods and assumptions are used to estimate the fair value of recognised financial instruments:

Cash assets (includes cash, cash equivalents and gold on metal account): The carrying amount approximates fair value due to the short-term nature of the assets.

Trade receivables and payables: The carrying amounts approximate fair value.

Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price, adjusted for transaction costs necessary to realise the asset. For investments where there is no quoted market price, a reasonable estimate of fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security.

Dividends payable: The carrying amounts approximate fair value.

Loans - unsecured: The fair value of floating rate loans is considered to approximate the carrying amount due to the frequency of interest rate resetting. The fair value of fixed rate loans is determined on a mark to market basis, comparing the instrument against similar types of borrowing arrangements and converted to A$ at the period end exchange rate of A$/US$ 0.5664.

ii) Unrecognised Financial Instruments

The net fair value of unrecognised financial instruments is determined on a mark to market basis. This represents the difference in value between the instruments in place at balance date and identical instruments that could be put in place if market rates at balance date were used.

	Aggregate Net Fair Value	
	2002	2001
	$'000	$'000
- Gold contracts	(617,820)	(258,260)

The basis for determining the net fair value of gold financial instruments held by the economic entity at balance date is based on a spot gold price at period end of A$562 (2001: $535). The negative mark to market of the gold hedge contracts increased significantly due to:

- the increased A$ spot gold price
- the consolidation of the gold hedge book aquired in the PacMin acquisition
- higher A$ interest rates and lower gold lease rates which has increased forward contangos.

- Foreign exchange contracts	(441,021)	(652,429)

The basis for determining the net fair value of foreign exchange financial inistruments held by the economic entity at balance date is based on a A$/US$ exchange rate of 0.5664 (2001: 0.5054)

The negative mark to market of the foreign exchange contracts decreased significantly due to the higher spot exchange rate and deliveries of foreign exchange made into the contracts over the year.

c) Interest Rate Exposures

The economic entity's exposure to interest rate risks and the effective interest rates on its financial assets and liabilities are as follows:

Financial Year Ended 30 June 2002:

	Floating Interest Rate $'000	Fixed Interest Rate Maturing in: 1 year or less $'000	Between 1 and 5 years $'000	More than 5 years $'000	Non-Interest Banking $'000	Total $'000	Weighted Average Interest Rate
Financial Assets							
- Cash assets	69,847	0	0	0	394	70,241	4.7%
- Receivables – trade debtors	0	0	0	0	36,774	36,774	
- Listed shares	0	0	0	0	8,179	8,179	
- Unlisted shares	0	0	0	0	5,709	5,709	
Total financial assets	69,847	0	0	0	51,056	120,903	
Financial Liabilities							
- Trade creditors and accruals	0	0	0	0	100,028	100,028	
- Finance lease liability	0	7,896	22,955	0	0	30,851	8.2%
- Loans – unsecured	0	0	71,002	251,311	0	322,313	7.5%
Total financial liabilities	0	7,896	93,957	251,311	100,028	453,192	

Financial Year Ended 30 June 2001:

	Floating Interest Rate $'000	Fixed Interest Rate Maturing in: 1 year or less $'000	Between 1 and 5 years $'000	More than 5 years $'000	Non-Interest Banking $'000	Total $'000	Weighted Average Interest Rate
Financial Assets							
- Cash assets	75,432	0	0	0	313	75,745	5.0%
- Receivables – trade debtors	0	0	0	0	34,612	34,612	
- Listed shares	0	0	0	0	6,237	6,237	
- Unlisted shares	0	0	0	0	7,252	7,252	
Total financial assets	75,432	0	0	0	48,414	123,846	
Financial Liabilities							
- Trade creditors and accruals	0	0	0	0	57,910	57,910	
- Dividends payable	0	0	0	0	15,212	15,212	
- Finance lease liability	0	2,552	4,427	0	0	6,979	7.5%
- Loans – unsecured	48,944	0	0	185,988	0	234,932	7.5%
Total financial liabilities	48,944	2,552	4,427	185,988	73,122	315,033	

d) Credit Risk Exposure

The economic entity's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets.The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instrument in question.

Credit risk on unrecognised financial instruments refers to the potential financial loss to the economic entity that may result from counterparties failing to meet their contractual obligations. The economic entity manages its counterparty credit risk by limiting its transactions to counterparties of sound credit worthiness, and by ensuring a diversified number of counterparties, avoiding undue exposure to any single counterparty. The economic entity did not face any significant credit exposures at balance date.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Consolidated	
	2002	2001
	$'000	$'000
27) EARNINGS PER SHARE		
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Earnings used in calculating basic and diluted earnings per share	57,163	63,682

	2002 Number of Shares	2001 Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	149,855,027	118,110,331
Effect of dilutive securities:		
Share options	0	974,954
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	149,855,027	119,085,285

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
28) REMUNERATION OF DIRECTORS AND EXECUTIVES				
a) Directors' Remuneration				
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity/ Sons of Gwalia Ltd, directly or indirectly, by the entities of which they are Directors/Sons of Gwalia or any related party:	$2,648,662	$2,506,755	$2,648,662	$2,506,755

The number of Directors of Sons of Gwalia Ltd whose remuneration (including superannuation contributions) falls within the following bands:

	$'000	$'000
$40,000 - $49,999	0	1
$50,000 - $59,999	0	1
$60,000 - $69,999	2	0
$240,000 - $249,999	1	0
$380,000 - $389,999	0	1
$400,000 - $409,999	0	1
$530,000 - $539,999	0	1
$570,000 - $579,999	1	0
$590,000 - $599,999	0	1
$700,000 - $709,999	1	0
$840,000 - $849,999	0	1
$980,000 - $989,999	1	0

In the opinion of Directors, remuneration paid to Directors is considered reasonable. Directors' remuneration also includes remuneration paid to Directors who are Executives of the economic entity disclosed in note 28(c).

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
b) Prescribed benefits approved at general meeting Prescribed benefits given during the financial year by an entity in the consolidated entity/Sons of Gwalia Ltd or a related party to a person or to a prescribed superannuation fund in connection with the retirement of a person from a prescribed office in relation to the entity or a subsidiary/Sons of Gwalia Ltd. This amount is in addition to the Directors remuneration disclosed at note 28(a).	$370,873	$0	$370,873	$0

These amounts are disclosed in aggregate, as the directors believe that the provision of full particulars would be unreasonable, having regard to the number of persons involved.

c) Executive Remuneration Remuneration received or due and receivable by executive officers (including Executive Directors) of the economic entity/Sons of Gwalia Ltd whose remuneration is $100,000 or more, from entities in the economic entity/Sons of Gwalia Ltd or a related party, in connection with the management of the affairs of the entities in the economic entity/Sons of Gwalia Ltd whether as an executive officer or otherwise.	$4,224,092	$3,975,368	$4,224,092	$3,975,368

The number of Executives (including Executive Directors) whose income from entities in the economic entity and related entities fall within the following bands:	$'000	$'000	$'000	$'000
$240,000 - $249,999	1	0	1	0
$250,000 - $259,999	0	1	0	1
$260,000 - $269,999	0	1	0	1
$270,000 - $279,999	1	0	1	0
$280,000 - $289,999	0	1	0	1
$300,000 - $309,999	0	1	0	1
$310,000 - $319,999	1	1	1	1
$350,000 - $359,999	2	0	2	0
$380,000 - $389,999	0	1	0	1
$400,000 - $409,999	1	1	1	1
$530,000 - $539,999	0	1	0	1
$570,000 - $579,999	1	0	1	0
$590,000 - $599,999	0	1	0	1
$700,000 - $709,999	1	0	1	0
$840,000 - $849,999	0	1	0	1
$980,000 - $989,999	1	0	1	0

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Consolidated 2002 $'000	Consolidated 2001 $'000	Sons of Gwalia Ltd 2002 $'000	Sons of Gwalia Ltd 2001 $'000
29) AUDITORS' REMUNERATION				
Amounts received or due and receivable by Ernst and Young:				
- auditing and reviewing accounts	360,000	315,000	115,000	115,000
- other services comprising of:				
Assurance and Advisory – PacMin takeover	85,000	0	85,000	0
Assurance and Advisory – Other	27,000	22,000	27,000	22,000
Taxation	344,000	240,000	344,000	220,000
	456,000	262,000	456,000	242,000
	816,000	577,000	571,000	357,000
Amounts received or due and receivable by auditors other than the auditors of Sons of Gwalia:				
- auditing accounts of certain controlled entities	8,588	3,850	0	0
Other services comprising of:				

30) SEGMENT REPORTING

a) *Industrial Segments*	Gold Division 30/06/02 $'000	Gold Division 30/06/01 $'000	Advanced Minerals Division 30/06/02 $'000	Advanced Minerals Division 30/06/01 $'000	Corporate 30/06/02 $'000	Corporate 30/06/01 $'000	Consolidated 30/06/02 $'000	Consolidated 30/06/01 $'000
Sales to customers	326,592	282,912	193,443	146,027	-	-	520,035	428,939
Other revenue	-	-	-	-	14,916	6,477	14,916	6,477
Total revenue	326,592	282,912	193,443	146,027	14,916	6,477	534,951	435,416
Segment results before tax	(i) 29,873	63,650	79,967	61,302(ii)	(39,529)	(38,373)	70,311	86,579
Income tax expense							(13,148)	(22,897)
Net profit after tax							57,163	63,682
Segment assets	668,274	366,714	324,831	224,023	266,203	154,435	1,259,308	745,172
Segment liabilities	98,089	35,683	37,072	33,361	503,509	355,499	638,670	424,543
Depreciation and amortisation	49,304	41,548	4,908	4,840	1,718	1,397	55,930	47,785
Acquisition of property, plant and equipment, intangible assets and other non-current assets	94,250	78,319	93,730	50,601	24,689	11,224	212,669	140,144

(i) Includes the $25 million write down of the Sons of Gwalia Underground mine at Leonora

(ii) Includes the $7.7 million profit on the sale of Kemerton Silica Sand

b) Segment Products and Locations

The consolidated entity's operating divisions are organised and managed separately according to the products they generated.

The Gold Division focuses on the production of gold and as such its activities also include gold exploration and project evaluation and acquisition.

The Advanced Mineral Division focuses on the exploration, development and production of specialty minerals and metals. Its main product streams include tantalum, spodumene and mineral sands.

Geographically, the Group operates principally in Australia.

c) Segment Accounting Policies

The Group generally does not have material inter-segment sales and transfers.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
31) EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS				
a) Employee Entitlements				
The aggregate employee entitlements liability is comprised of:				
Provisions (current)	8,676	6,047	6,736	4,894
Provisions (non-current)	3,586	2,941	2,104	1,738
	12,262	8,988	8,840	6,632

b) i) Executive Options Scheme

An executive option scheme has been established during the year, where executives of the consolidated entity are issued with options over ordinary shares of Sons of Gwalia Ltd. The options, issued for nil consideration, are issued in accordance with performance guidelines established by the Directors of Sons of Gwalia Ltd. The options are issued for a term of 5 years and are only exercisable in years three to five of the five-year term. The options cannot be transferred and will not be quoted on the ASX. There are currently 11 executives eligible for this scheme.

Information with respect to the number of options granted under the executive option scheme is as follows:

	2002		2001	
	Number of options	Exercise price	Number of options	Exercise price
Balance at beginning of year	0	0	0	0
- granted	875,000	7.570	0	0
- forfeited / lapsed	0	0	0	0
- exercised	0	0	0	0
Balance at end of year	875,000	7.570	0	0
Exercisable at end of year	0	0	0	0

The following table summarises information about options outstanding and exercisable at 30 June 2002:

		Outstanding		Exercisable at 30 June 2002	
Option Price	Options	Option Life	Option Price	Number of Options	Option Price
$7.570	875,000	5.0	7.570	0	0

ii) Employee Option Incentive Scheme
During the year, the employee share option incentive scheme established pursuant to the approval of shareholders at the Company's Annual General Meeting held on 1 November 1996, expired.

Information with respect to the number of options under this scheme is as follows:

	2002		2001	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	974,954	7.351	4,552,857	6.910
- granted	0	0.000	930,000	6.625
- forfeited / lapsed	(457,204)	8.173	(1,202,870)	6.921
- exercised	(517,750)	6.625	(3,305,033)	6.695
Balance at end of year	0	0.000	974,954	7.351
Exercisable at end of year	0	0.000	974,954	7.351

c) **Superannuation Commitments**

All employees are entitled immediately upon joining the Company's work force to varying levels of benefits on retirement, disability or death. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continue. Contributions of 8% of employees ordinary time wages and salaries are legally enforceable in Australia. The Gwalia Superannuation Fund is an accumulation fund and benefits paid are based on defined contributions. At balance date, the assets of the fund are sufficient to satisfy all benefits that would have vested under the plan in the event of termination of the plan, and voluntary or compulsory termination of each employee.

d) **Directors and Management Retirement Benefits**

The Company provides retirement benefits to the Executive Chairman, one Executive Director and one Non Executive Director. In the case of the Executive Chairman and Executive Director, the benefits payable on retirement are calculated as an amount equal to the sum of the emoluments received by the individuals for not more than three years preceding the date upon which they cease to hold office. In the case of the Non Executive Director the benefits payable on retirement are calculated as an amount equal to the sum of the emoluments received by the Director for not more than two years preceding the date upon which he ceases to hold office.

The Company's liability for Directors retirement benefits based on the number of years service at balance date has been included in the provision for employee entitlements.

32) RELATED PARTIES DISCLOSURES

a) **The Directors of Sons of Gwalia Ltd during the financial year were:**
P K Lalor
M Cutifani
C J Lalor
T A Lang
M R Richmond
M J Hillbeck (retired 3 July 2001)

b) The following related party transactions occurred during the financial year:

i) Sons of Gwalia Ltd has loans to and from wholly controlled and associated entities. Interest was charged on loans from Europa Minerals Group plc and Europa Energy plc at a rate of 6.05%. All other loans are interest free and there is no fixed repayment date on any of the loans.

ii) The interest of the Directors in the shares and options of the Company at 30 June 2002 were:

	June 2002		June 2001		
	Ordinary Shares	Options Held	Ordinary Shares	Options Held Exercisable at $6.625	Options Held Exercisable at $8.47
P K Lalor	868,689	0	868,689	112,500	100,000
M Cutifani	0	0	0	50,000	0
C J Lalor	697,466	0	697,466	2,500	100,000
T A Lang	65,034	0	65,034	0	0
M R Richmond	0	0	0	0	0

The movements in ordinary shares held by Directors during the year related to on-market acquisitions. The movement in options held by Directors during the year related to the exercise or forfeiture of those options.

iii) The Company has previously entered into retirement agreements with three of the Directors, the details of which are disclosed in note 31(d).

iv) Sons of Gwalia Ltd is the ultimate controlling entity.

33) CONTINGENT LIABILITIES

The Company has guaranteed under the terms of an ASIC Class Order any deficiency of funds of wholly owned Australian resident companies as detailed in Note 10(d)(i) if any are wound up. At 30 June 2002, the following companies recorded deficiencies in their net asset position:

	$'000
Tantalum Refinery Co Pty Ltd	557
City Resources (WA) Pty Ltd	1,381
Burmine Gold NL	184
	2,122

34) COMMITMENTS

a) Exploration Expenditure

Under the terms and conditions of the Company's title to its various mining tenements, it has an obligation to meet tenement rentals and minimum levels of exploration expenditure as gazetted by the Department of Minerals and Energy of Western Australia, as well as, local Government rates and taxes. The Company is also obliged to meet certain expenditure commitments to earn or retain its interest in several Joint Venture arrangements. All of these commitments have been adequately provided for in the Company's exploration expenditure budget for the ensuing year and, in its five year plan, which averages $15.2 million per annum (2001: $12.3m).

	Consolidated		Sons of Gwalia Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
b) Finance Leases				
- not later than one year	12,210	2,888	5,089	2,466
- later than 1 year and not later than 5 years	23,409	4,904	1,749	4,613
- total minimum lease payments	35,619	7,792	6,838	7,079
- finance charges	(4,768)	(813)	(511)	(692)
- lease liability	30,851	6,979	6,327	6,387
- current liability (refer Note 18)	7,896	2,552	2,651	2,286
- non-current liability (refer Note 21)	22,955	4,427	3,676	4,101
	30,851	6,979	6,327	6,387

c) Capital Commitments

At the end of the financial year the economic entity has no capital commitments.

d) Other Commitments

The parent entity has a 50% interest in Mines d'Or Salsigne ("MOS") (a French Company) and together with the other 50% shareholder of MOS has agreed to provide financial support to MOS, if required. Each shareholder has committed up to a maximum of $10.0 million French Francs (A$3.8 million). The parent entity has fully provided for its potential obligation of A$3.8 million.

35) SUBSEQUENT EVENTS

a) On 26 August 2002 the economic entity announced it had reached an agreement with BeMax Resources Ltd ("BeMaX") the terms of which were as follows:

1) BeMaX has agreed to purchase the economic entities 25% interest in the BIPJV on or before 31 October 2002. The consideration for the purchase consists of $10 million in cash and a further $4 million in cash or shares in BeMaX.

2) At the same time, BeMaX has granted the economic entity an option to buy back the economic entities 25% interest referred to in clause 1 above and in addition purchase a further 25% interest in the BIPJV from BeMaX. The option can be exercised by the economic entity on or before 29 November 2002 and would involve the payment of $25 million by the economic entity to BeMaX to acquire 50% in the BIPJV. BeMaX would retain the other 50% interest.

The above agreement provides the economic entity with the opportunity to evaluate the merits of increasing its interest in the BIPJV and the Murray Basin mineral sands province or, alternatively, to exit from the BIPJV at a profit.

b) In August 2002 the Board of Directors declared a final dividend for the financial year ended 30 June 2002 of 7.5 cents per fully paid ordinary share. The dividend is unfranked and will be paid to all shareholders on the share register of Sons of Gwalia Ltd at 5pm WST on 31 October 2002.



SHAREHOLDING INFORMATION AT 6 SEPTEMBER 2002

SHAREHOLDING INFORMATION AT 6 SEPTEMBER 2002

		Ordinary Shares	Executive Options
Distribution schedule of holdings:	1 - 1,000	7,808	0
	1,001 - 5,000	7,770	0
	5,001 - 10,000	919	0
	10,001 - 100,000	463	11
	100,001 - over	61	0
	Total	17,021	11
Number of holders holding less than a marketable parcel		569	0

STATEMENT OF 20 LARGEST SHAREHOLDERS AS AT 6 SEPTEMBER 2002

Name of Shareholder	Fully Paid Ordinary Shares	Percentage of Total Issued Shares
National Nominees Limited	19,262,561	11.66
Teck Cominco Limited	17,402,346	10.53
JP Morgan Nominees Australia	15,218,684	9.21
Westpac Custodian Nominees	13,323,414	8.06
MLEQ Nominees Pty Limited	10,000,000	6.05
ANZ Nominees Limited	7,764,808	4.70
Citicorp Nominees Pty Limited	6,905,467	4.18
RBC Global Services Australia Nominees Pty Limited (JBEMEP A/C)	4,838,640	2.93
AMP Life Limited	3,707,903	2.24
RBC Global Services Australia Nominees Pty Limited (RA A/C)	3,613,419	2.19
RBC Global Services Australia Nominees Pty Limited (PIPOOLED A/C)	3,507,285	2.12
Queensland Investment Corporation	2,153,879	1.30
Warbont Nominees Pty Ltd	1,563,723	0.95
ING Life Limited	1,288,525	0.78
Commonwealth Custodial Services Limited	1,266,737	0.77
Cogent Nominees Pty Limited	1,169,637	0.71
Linwar Nominees Pty Limited	1,163,732	0.70
Merrill Lynch (Australia) Nominees Pty Ltd	933,755	0.57
RBC Global Services Australia Nominees Pty Limited (CGU Insurance A/C)	894,599	0.54
RBC Global Services Australia Nominees Pty Limited (PIIC A/C)	706,180	0.43
Total	116,685,294	70.62

SUBSTANTIAL SHAREHOLDERS

	Ordinary Shares	Percentage
Substantial shareholders (holding not less than 5%) as shown in the Company's Register of Substantial Shareholders:		
Teck Cominco Limited	17,402,346	10.53
Cabot Corporation	10,163,732	6.15

VOTING RIGHTS

On a show of hands, every member present, in person or by proxy, shall have one vote and upon a poll, each share shall have one vote.

DIRECTORS

Peter Lalor, LLB
Executive Chairman

Mark Cutifani, BEng – Mining (Hons), FAusIMM
Managing Director

Chris Lalor, LLB
Executive Director

Tom Lang, FCA
Non-Executive Director

Professor Malcolm Richmond, BSc (Hons), BComm
Non-Executive Director

MANAGEMENT DIRECTORY

Peter Lalor
Executive Chairman

Mark Cutifani
Managing Director

Chris Lalor
Executive Director – Legal & Commercial

Stephen Pearce
Chief Financial Officer and Company Secretary

David Paull
General Manager – Business Development

Chris Foley
General Manager – Legal & Commercial

Lorry Mignacca
General Manager – Accounting

Jeff Mackie
General Manager – Human Resources

Jon Lilly
General Manager – Business Improvement

Matt Langridge
General Manager – Projects

John Linden
Head of Marketing

OPERATIONS

Mark Adams
General Manager – Gold

David Bale
General Manager – Minerals

Mike Russell
General Manager – Technical Services

EXPLORATION

Keith Watkins
General Manager – Exploration

REGISTERED OFFICE

16 Parliament Place
West Perth WA 6005
Telephone: +61 8 9263 5555
Facsimile: +61 8 9481 1271
Email: gwalia@sog.com.au
Website: www.sog.com.au

AUDITORS

Ernst & Young
Chartered Accountants
152-158 St George's Terrace
Perth WA 6000

BANKERS

Bank of Western Australia Limited
66 Barrack Street
Perth WA 6000

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

Quoted on Australian Stock Exchange Limited
ASX Code: SGW
American Depositary Receipts Code: SOGAY
Citibank NA

Doc ID 26693

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

2 October, 2002
1112:tcl

02 OCT 29 AM 9:23

Company Announcements Office
Australian Stock Exchange
sent via asxonline.com.au

Dear Sir

A presentation made by Mark Cutifani, Managing Director of Sons of Gwalia Ltd at the Denver Gold Group Mining Investment Forum 2002 on 1 October 2002 has been made available on the Company's website at www.sog.com.au.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

Registered Office:
16 Parliament Place
West Perth WA 6005

Postal Address:
PMB 16
West Perth WA 6872

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Members of Sons of Gwalia Ltd (**Company**) will be held in the Swan Room, Perth Parmelia Hilton Hotel, 14 Mill Street, Perth at 10.30am on Friday 15 November 2002.

AGENDA

Ordinary Business

1) **Financial Report**

To receive and consider the Financial Report for the year ended 30 June 2002 and the directors' and auditors' reports.

2) **Election of Directors**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

Mr Christopher Lalor being a director of the Company who retires by rotation, and being eligible, is re-elected as a director of the Company.

3) To transact any other business which may be lawfully brought forward.

By Order of the Board

Peter Lalor
Executive Chairman

Dated 7 October 2002

Proxies

- Votes at the general meeting may be given personally or by proxy, attorney or representative.
- A shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at the meeting. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If two proxies are appointed and the appointment does not specify the proportion or number of votes that the proxy may exercise, each proxy may exercise half the votes.
- A proxy may but need not be a shareholder of the Company.
- The instrument appointing the proxy must be in writing, executed by the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or under attorney duly authorised.
- The instrument of proxy (and the power of attorney or other authority, if any, underwhich it is signed) must be lodged by person, post, courier or facsimile and reach the registered office of the Company at least 48 hours prior to the meeting. The registered office of the Company is located at 16 Parliament Place, West Perth, WA, 6872, Australia. The Company's facsimile number is +61 8 9481 1271.

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

Computershare Investor Services Pty Limited
ABN 48 078 279 277
ALL CORRESPONDENCE TO:
GPO Box D182, Perth WA 6840
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse) ☐

Appointment of Proxy

I/We being a member/s of Sons of Gwalia Ltd hereby appoint

☐ the Chairman of the meeting (mark with an 'X') OR ________

Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sons of Gwalia Ltd to be held in the Swan Room, Parmelia Hilton Hotel, 14 Mill Street, Perth WA on 15 November 2002 at 10.30am WST and at any adjournment of that meeting.

Voting directions to your proxy – please mark X to indicate your directions

		For	Against	Abstain*
Item 2	To re-elect Mr Christopher Lalor as a Director	☐	☐	☐

* if you mark the abstain box for a particular item, you are directing your proxy not to vote on that item.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. AND ______ % OR ______ State the percentage of your voting rights or the number of shares for this Proxy Form.

Authorised signature/s

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security holder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date ___/___/___

How to complete the Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of SONS OF GWALIA LTD. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your shares using this form.

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your Proxy and vote on your behalf. A proxy need not be a shareholder of SONS OF GWALIA LTD.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, and additional Proxy Form may be obtained by telephoning the Sons of Gwalia Ltd share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) On each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.

(c) Return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name all of the holders must sign.

Power of Attorney if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies a Director can sign jointly with another Director or a Company Secretary, a sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, Pursuant to S204A of the Corporations Law. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the meeting and a proxy form is not used, then an appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Sons of Gwalia Ltd share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or;

- by posting, delivery or facsimile to the Sons of Gwalia Ltd share registry at one of the addresses opposite, or

- by delivery to the Registered Office of Sons of Gwalia Ltd being
  16 Parliament Place
  West Perth
  Western Australia 6005

- or by faxing it to Sons of Gwalia Ltd on (08) 9481 1271

SONS OF GWALIA LTD share registry
Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Australia

Computershare Investor Services Pty Limited
GPO Box D182
Perth Western Australia 6840
Australia

Facsimile (08) 9323 2033



10 YEAR COMPARISONS

		1992	1993	1994	1995	1996	1997	1998	1999	2000[2]	2001[2]	**2002**
Gold Production	Oz	101,112	99,333	116,301	180,361	303,116	509,654	517,978	450,268	413,184	438,166	**541,224**
Tantalum Production[3]	'000 lbs Ta_2O_5								690	1,200	1,600	**2,138**
Operating Revenue	$'000	72,260	70,958	85,302	124,304	209,204	363,695	421,572	384,049	378,778	435,974	**520,035**
Cash Cost per Ounce	$/oz	346	326	268	307	378	396	373	370	346	351	**386**
Exploration Expenditure	$'000	(8,478)	(6,737)	(5,998)	(9,031)	(11,746)	(18,972)	(19,438)	(19,621)	(12,632)	(18,635)	**(12,547)**
Net Operating Profit before Tax & Abnormals	$'000	22,436	19,380	24,991	30,804	49,785	70,917	80,373	67,966	71,340	86,579	**70,311**
Tax Expense on Operating Profit before Abnormals	$'000	(8,220)	(7,313)	(7,334)	(11,238)	(19,053)	(28,388)	(30,295)	(13,441)	(11,750)	(22,897)	**(13,148)**
Net Operating Profit after Tax, but before Abnormals	$'000	14,216	12,067	17,657	19,566	30,732	42,529	50,078	54,525	59,590	63,682	**57,163**
Abnormal Profit / (Loss) after tax	$'000	(3,187)	0	6,701	7,581	0	(167,780)	12,670	(26,537)	0	0	**0**
Net Profit after Tax & Abnormal Items	$'000	11,029	12,067	24,358	27,147	30,412	(128,385)	62,748	27,988	59,590	63,682	**57,163**
Net Operating Cash Flow	$'000	21,474	29,991	40,732	47,458	59,896	66,740	144,450	58,542	101,151	96,517	**57,579**
No. of Shares on Issue	'000	33,395	33,395	35,483	71,397	102,042	102,478	111,208	113,903	116,347	121,698	**165,234**
Dividends per Share	cents	[1]25.00	[1]25.00	[1]25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	**20.00**
EPS (before Abnormal Items)	cents	[1]21.28	[1]18.07	[1]24.93	27.46	39.66	38.51	48.28	48.50	52.00	53.90	**38.20**

(1) Adjusted for 1 for 1 bonus issue in 1994.

(2) Numbers presented for the years ended 30 June 2001 and 30 June 2000 are presented in accordance with current disclosure required. Prior years information has not been restated and remains as presented in those years.

(3) Sons of Gwalia merged with Gwalia Consolidated in May 1998.

SONS OF GWALIA LTD.

ACN: 008 994 287

16 Parliament Place
West Perth WA 6005

T: +61 8 9263 5555
F: +61 8 9481 1271

E: gwalia@sog.com.au
W: www.sog.com.au

